l♦I Innovation, Science and Economic Development Canada Corporations Canada Innovation, Sciences et Developpement economique Canada Corporations Canada Certificate of Arrangement Canada Business Corporations Act TC Energy Corporation Corporation TC Energie Corporate name(s) ofCBCA applicants/ Denomination(s) sociale(s) de la ou des societes LCSA requerantes I HEREBY CERTIFY that the arrangement set out in the attached articles of arrangement has been effected under section 192 of the Canada Business Corporations Act. Certificat d'arrangement Loi canadienne sur /es societes par actions 414844-4 Corporation number(s) / Numero(s) de la ou des societes JE CERTIFIE que !'arrangement mentionne dans les clauses d'arrangement annexees a pris effet en vertu de !'article 192 de la Loi canadienne sur /es societes par actions. Hantz Prosper Director / Directeur 2024-10-01 Date of Arrangement (YYYY-MM-DD) Date de !'arrangement (AAAA-MM-JJ) Canada EXHIBIT 99.1

1- Name of the applicant corporation(s) Corporation number 5 - Name of the other bodies corporate involved, if applicable Corporation number or jurisdiction 2 - Name of the corporation(s) the articles of which are amended, if applicable Corporation number 3 - Name of the corporation(s) created by amalgamation, if applicable Corporation number 4 - Name of the dissolved corporation(s), if applicable Corporation number 6 - In accordance with the order approving the arrangement, the plan of arrangement attached hereto, involving the above named body(ies) corporate, is hereby effected. If the amendment includes a name change, indicate the change below: a. the articles of the corporation(s) indicated in item 2, are amended. b. the following bodies corporate and/or corporations are amalgamated (for CBCA corporations include the corporation number): c. the corporation(s) indicated in item 4 is(are) liquidated and dissolved: In accordance with the plan of arrangement, Print name: Signature: Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA). 7 - I hereby certify that I am a director or an authorized officer of one of the applicant corporations. ISED-ISDE 3189E (2020/01) Canada Business Corporations Act (CBCA) FORM 14.1 ARTICLES OF ARRANGEMENT (Section 192) Page 1 of 2 TC Energy Corporation / Corporation TC Énergie 414844-4 South Bow Pipelines Ltd. 1560906-2 TC Energy Corporation / Corporation TC Énergie South Bow Corporation 414844-4; 1560903-8 Docusign�Envelope�ID:�AFB5A7BB-A148-4183-AE1A-A82F794E03D3 Christine R. Johnston October 1, 2024

JUDICIAL CENTRE OF CALGARY
FILED
Jun 05, 2024
by Email
CLERK OF THE COURT

COURT FILE NUMBER	2401-04743
COURT	COURT OF KING'S BENCH OF ALBERTA
JUDICIAL CENTRE	CALGARY
	IN THE MATTER OF SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, RSC 1985, c C-44, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING TC ENERGY CORPORATION, THE HOLDERS OF COMMON SHARES OF TC ENERGY CORPORATION, AND SOUTH BOW CORPORATION
APPLICANT	TC ENERGY CORPORATION
RESPONDENT	NOT APPLICABLE
DOCUMENT	**FINAL ORDER**
ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT	**BLAKE, CASSELS & GRAYDON LLP** 3500, 855 – 2nd Street S.W. Calgary, Alberta T2P 4J8 Attention: David Tupper Brendan MacArthur-Stevens Connor Vaandering Telephone: 403-260-9722 403-260-9603 403-260-9668 Email: david.tupper@blakes.com brendan.macarthur-stevens@blakes.com connor.vaandering@blakes.com Reference: 88902/101

DATE ON WHICH ORDER WAS PRONOUNCED: June 4, 2024

NAME OF JUDGE WHO MADE THIS ORDER: Justice C.M. Jones

LOCATION OF HEARING: Calgary Courts Centre (via Webex)

- 2 - UPON the Originating Application (the "Originating Application") of TC Energy Corporation ("TC Energy") filed on April 2, 2024, seeking approval of an arrangement (the "Arrangement") pursuant to section 192 of the Canada Business Corporations Act, RSC 1985, c C-44, as amended (the "CBCA"); AND UPON the Application of TC Energy filed on May 24, 2024 seeking a final order (the "Final Order") approving the Arrangement (the "Final Order Application"); AND UPON reviewing the Originating Application, the Final Order Application, the Interim Order of Justice L. Harris pronounced on April 9, 2024 (the "Interim Order"), and the Affidavit evidence filed by TC Energy including the Affidavit of Annesley Wallace affirmed on April 1, 2024 and its exhibits (the "Interim Order Affidavit"), and the Affidavit of Rheagan Quigg sworn on April 8, 2024 and its exhibit; AND UPON being advised that service of notice of the Final Order Application has been done in accordance with the Interim Order, as well as being served on the Director appointed under section 260 of the CBCA (the "CBCA Director"); AND UPON being advised that neither the CBCA Director nor any other party has provided notice of intention to appear at the Final Order Application in accordance with the Interim Order; AND UPON being satisfied that the Arrangement was approved by the holders of common shares of TC Energy (the "Shareholders") at the annual and special meeting held on June 4, 2024 (the "Meeting") in accordance with the Interim Order; AND UPON being advised that TC Energy intends to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended, with respect to the securities to be issued pursuant to the Arrangement, and based on the Court's final approval of the Arrangement; AND UPON being satisfied that it would be impracticable to effect the Arrangement under any other provision of the CBCA, that TC Energy is not insolvent, that TC Energy has fulfilled all other statutory requirements for the approval of the Arrangement, and that the Arrangement has been put forward in good faith;

Schedule "1" Plan of Arrangement (see attached)

APPENDIX A PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT ARTICLE 1 INTERPRETATION 1.1 Definitions In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the respective meanings set out below and grammatical variations of such terms will have the corresponding meanings: "Affiliate" means, when describing a relationship between two Persons, that either: (a) one of them is under the direct or indirect control of the other; or (b) each of them is directly or indirectly controlled by the same Person; "arm's length" has the meaning assigned by Section 251(1) of the Tax Act; "Arrangement" means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order, provided that such amendments or variations are acceptable to TC Energy; "Arrangement Agreement" means the arrangement agreement dated April 10, 2024 between TC Energy, South Bow and SBPL; "Arrangement Resolution" means the special resolution of TC Energy Shareholders approving the Arrangement to be considered at the Meeting; "Articles of Arrangement" means the articles of arrangement of TC Energy in respect of the Arrangement, required by Section 192(6) of the CBCA to be sent to the Director after the Final Order is made; "Board" or "Board of Directors" means the board of directors of TC Energy; "Business Day" means any day, other than a Saturday, Sunday or statutory or civic holiday in Alberta, when banks are generally open for the transaction of business in Calgary, Alberta; "CBCA" means the Canada Business Corporations Act; "Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement; "control" means, when applied to a relationship between two Persons, that a Person (the "first Person") is considered to control another Person (the "second Person") if: (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities, interests or contractual rights of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, or a majority of any other Persons who have the right to manage or supervise the management of the business and affairs of the second Person, unless that first Person holds the voting securities only to secure a debt or similar obligation; (b) the second Person is a partnership, other than a limited partnership, and the first Person, together with any Person controlled by the first Person, holds more than 50 per cent of the interests (measured by votes or by value) of the partnership; or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person or any Person controlled by the first Person, and the term "controlled" has a corresponding meaning; "Court" means the Court of King's Bench of Alberta; "Director" means the Director appointed pursuant to Section 260 of the CBCA; "Distribution Record Date" means the record date established by TC Energy for the Arrangement; "Effective Date" means the effective date of the Arrangement, being the date shown on the Certificate of Arrangement; "Effective Time" means 12:01 a.m. (MDT) on the Effective Date, or such other time as TC Energy and South Bow agree to in writing before the Effective Date; "Encumbrance" means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party which affects, by way of a conflicting ownership interest or otherwise, the right, title or interest in or to any particular property; "fair market value" means the highest price available in an open and unrestricted market between informed and prudent parties acting at arm's length and under no compulsion to act, expressed in terms of cash; "Final Order" means the final order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to TC Energy, approving the Arrangement, as such order may be amended or varied by the Court, provided that any such amendment or variation is acceptable to TC Energy, at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended (provided that any such amendment is acceptable to TC Energy) on appeal; "FMV Reduction of a TC Energy Common Share" means the volume weighted average trading price of the TC Energy Common Shares on the TSX for the five trading days preceding (but, for greater certainty, not including) the Effective Date (or such other trading period that is acceptable to the TSX) minus the volume weighted average trading price of the TC Energy Common Shares on the TSX for the first five trading days commencing on (and, for greater certainty, including) the Effective Date (or such other trading period that is acceptable to the TSX); "Former TC Energy Employee" means a Person who was previously a director, officer, manager or employee of TC Energy or an Affiliate thereof but is not, as of the Effective Time, a director, officer, manager or employee of TC Energy or an Affiliate thereof; "Governmental Authority" means (a) any multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any quasi- governmental or private body exercising any regulatory, self-regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange; "Intended Tax Treatment" has the meaning ascribed thereto in Section 2.8 hereof; "Interim Order" means the interim order of the Court pursuant to Section 192 of the CBCA providing for, among other things, the calling and holding of the Meeting, as such order may be amended or varied by the Court, provided that any such amendment or variation is acceptable to TC Energy; "Meeting" means the annual and special meeting of TC Energy Shareholders (including any adjournment or postponement thereof) to, among other things, consider and, if deemed advisable, approve the Arrangement Resolution; "New TC Energy Stock Options" means options to purchase TC Energy Common Shares issued pursuant to Section 2.3(f) hereof, with the exercise price of each such New TC Energy Stock Option determined in accordance with this Plan of Arrangement and the other terms and conditions thereof determined in accordance with the TC Energy Stock Option Plan and any agreements thereunder and including any adjustments thereto necessary to give effect to the intent of this Plan of Arrangement, as such plan or agreements may be amended by the Board or a committee thereof; "Non-Transferred Employee Exchange Ratio" means the quotient of (a) the volume weighted average trading price of the TC Energy Common Shares on the TSX for the five trading days preceding (but, for greater certainty, not including) the Effective Date (or such other trading period that is acceptable to the TSX), divided by (b) the volume weighted average trading price of the TC Energy Common Shares on the TSX for the first five trading days commencing on (and, for greater certainty, including) the Effective Date (or such other trading period that is acceptable to the TSX); "Non-Transferred Employees" means TC Energy Employees who are not Transferred Employees; "NYSE" means the New York Stock Exchange; "Person" is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization, a Governmental Authority, and the executors, administrators or other legal representatives of an individual in such capacity; "Plan of Arrangement" means this plan of arrangement, including the exhibits hereto, as amended or varied from time to time in accordance with the Arrangement Agreement and the terms hereof or at the direction of the Court in the Final Order, provided that such amendments or variations are acceptable to TC Energy; "Right" means a right to acquire a common share of a particular corporation issued pursuant to a shareholder rights plan adopted by such corporation; "SBPL" means South Bow Pipelines Ltd., a corporation existing under the CBCA; "SBPL Common Shares" means the common shares in the capital of SBPL; "South Bow" means South Bow Corporation, a corporation existing under the CBCA; "South Bow Common Shares" means the common shares in the capital of South Bow; "South Bow PSU" means a right granted by South Bow pursuant to Section 2.3(i) hereof to an eligible executive to receive the cash equivalent of a South Bow Common Share, with the terms and conditions thereof determined in accordance with the South Bow PSU Plan and any agreements thereunder and including any adjustments thereto necessary to give effect to the intent of this Plan of Arrangement, as such plan or agreements may be amended by the board of directors of South Bow or a committee thereof;

"South Bow PSU Plan" means the Performance Share Unit Plan of South Bow, adopted prior to the Effective Date; "South Bow Redemption Amount" has the meaning ascribed thereto in Section 2.3(m) hereof; "South Bow Redemption Note" has the meaning ascribed thereto in Section 2.3(m) hereof; "South Bow RSU" means a right granted by South Bow pursuant to Section 2.3(h) hereof to a participant to receive the cash equivalent of a South Bow Common Share, with the terms and conditions thereof determined in accordance with the South Bow RSU Plan and any agreements thereunder and including any adjustments thereto necessary to give effect to the intent of this Plan of Arrangement, as such plan or agreements may be amended by the board of directors of South Bow or a committee thereof; "South Bow RSU Plan" means the Restricted Share Unit Plan of South Bow, adopted prior to the Effective Date; "South Bow Shareholder" means a holder of South Bow Common Shares at the applicable time; "South Bow Shareholder Rights Plan" means the shareholder rights plan of South Bow, adopted prior to the Effective Date; "South Bow Special Shares" means the non-voting, redeemable, retractable preferred shares in the capital of South Bow created pursuant to this Plan of Arrangement and having the rights, privileges, restrictions and conditions set out in Exhibit II to this Plan of Arrangement; "South Bow Stock Option Plan" means the stock option plan of South Bow, adopted prior to the Effective Date; "South Bow Stock Options" means options to purchase South Bow Common Shares issued pursuant to Section 2.3(g) hereof, with the exercise price of each such South Bow Stock Option determined in accordance with this Plan of Arrangement and the other terms and conditions thereof determined in accordance with the South Bow Stock Option Plan and any agreements thereunder and including any adjustments thereto necessary to give effect to the intent of this Plan of Arrangement, as such plan or agreements may be amended by the board of directors of South Bow or a committee thereof; "Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supplement); "TC Energy" means TC Energy Corporation, a corporation existing under the CBCA; "TC Energy Arrangement Common Shares" means the new class of common shares in the capital of TC Energy created pursuant to this Plan of Arrangement and having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement; "TC Energy Common Shares" means the common shares in the capital of TC Energy (being, for greater certainty, the class of shares designated as "common shares" in the articles of TC Energy on the Effective Date); "TC Energy DSU" means a right granted by TC Energy to an eligible director to receive, on a deferred payment basis, the cash equivalent of a TC Energy Common Share on the terms and conditions set out in the TC Energy DSU Plan, that is outstanding immediately prior to the Effective Time; "TC Energy DSU Plan" means the Deferred Share Unit Plan of TC Energy;

"TC Energy Employees" means all directors, officers, managers and employees of TC Energy and its Affiliates, including directors, officers, managers and employees on disability leave, parental leave or other leave of absence, immediately prior to the Effective Time; "TC Energy PSU" means a right granted by TC Energy to an eligible executive to receive the cash equivalent of a TC Energy Common Share on the terms and conditions set out in the TC Energy PSU Plan, that is outstanding immediately prior to the Effective Time. For greater certainty, references herein to "TC Energy PSUs" shall include TC Energy "executive share units" granted prior to such incentive securities being renamed "performance share units"; "TC Energy PSU Plan" means the Performance Share Unit Plan of TC Energy, which was previously named the Executive Share Unit Plan of TC Energy; "TC Energy Redemption Amount" has the meaning ascribed thereto in Section 2.3(l) hereof; "TC Energy Redemption Note" has the meaning ascribed thereto in Section 2.3(l) hereof; "TC Energy RSU" means a right granted by TC Energy to a participant to receive the cash equivalent of a TC Energy Common Share on the terms and conditions set out in the TC Energy RSU Plan, that is outstanding immediately prior to the Effective Time; "TC Energy RSU Plan" means, for TC Energy RSUs granted on or after February 13, 2023, the Restricted Share Unit Plan of TC Energy amended and effective February 13, 2023, and for TC Energy RSUs granted prior to February 13, 2023, the Restricted Share Unit Plan of TC Energy amended and restated February 14, 2022; "TC Energy Shareholder" means a holder of TC Energy Common Shares at the applicable time; "TC Energy Shareholder Rights Plan" means the shareholder rights plan of TC Energy; "TC Energy Special Shares" means the non-voting, redeemable, retractable preferred shares in the capital of TC Energy created pursuant to this Plan of Arrangement and having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement; "TC Energy Stock Option" means an option to purchase a TC Energy Common Share at a particular exercise price pursuant to the TC Energy Stock Option Plan, that is outstanding immediately prior to the Effective Time; "TC Energy Stock Option Plan" means the stock option plan of TC Energy; "trading day" means a day, other than a Saturday or a Sunday, when the TSX is open for trading; "trading price" means, in relation to the TC Energy Common Shares or the South Bow Common Shares, the trading price of the TC Energy Common Shares or the South Bow Common Shares, as the case may be, on the TSX for the applicable period. For greater certainty: (a) in the case of the South Bow Common Shares, such trading price may be determined by reference to trading on an "if, as and when issued" basis; and (b) in the case of the TC Energy Common Shares, such trading price may be determined by reference to trading on a "due bill" basis; "Transfer Agent" means the transfer agent for the TC Energy Common Shares or the South Bow Common Shares, as applicable; "Transferred Employee Exchange Ratio" means the quotient of (a) the volume weighted average trading price of the TC Energy Common Shares on the TSX for the five trading days preceding (but, for greater certainty, not including) the Effective Date (or such other trading period that is acceptable to the TSX), divided by (b) the volume weighted average trading price of the South Bow Common Shares on the TSX for the first five trading days commencing on (and, for greater certainty, including) the Effective Date (or such other trading period that is acceptable to the TSX); "Transferred Employees" means each TC Energy Employee who accepts an offer of employment from South Bow or an Affiliate thereof, effective prior to or as of the Effective Time; "Transferred Property" means all of the issued and outstanding SBPL Common Shares held by TC Energy immediately prior to the Effective Time; "TSX" means the Toronto Stock Exchange; "U.S. Code" means the Internal Revenue Code of 1986 (United States), as amended; and "U.S. Treasury Regulations" means the final, temporary or proposed U.S. federal income tax regulations promulgated under the U.S. Code, as such tax regulations may be amended from time to time. 1.2 Construction In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires: (a) the division of this Plan of Arrangement into Articles, Sections and Subsections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof; (b) the words "hereunder", "hereof" and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or Subsection and references to "Articles", "Sections" and "Subsections" are to Articles, Sections and Subsections of this Plan of Arrangement; (c) words importing the singular include the plural and vice versa, and words importing any gender include all genders; (d) the word "including" means "including without limiting the generality of the foregoing"; (e) a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation; (f) a reference to any agreement or contract is to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms thereof; (g) if any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action will be required to be taken on the next succeeding Business Day; and (h) a reference to a Person includes such Person's heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. 1.3 Time Time will be of the essence in every matter or action contemplated hereunder.

1.4 Exhibits The following Exhibits are attached to this Plan of Arrangement and form part hereof: Exhibit I – Initial Amendment to the Articles of TC Energy Corporation Exhibit II – Initial Amendment to the Articles of South Bow Corporation Exhibit III – Other Provisions of the Articles of South Bow Corporation Exhibit IV – By-Law Number 1 of South Bow Corporation Exhibit V – Subsequent Amendment to the Articles of South Bow Corporation Exhibit VI – Subsequent Amendment to the Articles of TC Energy Corporation ARTICLE 2 THE ARRANGEMENT 2.1 Arrangement Agreement This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms part of, the Arrangement Agreement. 2.2 Binding Effect Upon the issuance of the Certificate of Arrangement, this Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (a) TC Energy; (b) South Bow; (c) SBPL; (d) TC Energy Shareholders; (e) holders of TC Energy Stock Options; (f) holders of TC Energy DSUs; (g) holders of TC Energy PSUs; and (h) holders of TC Energy RSUs. 2.3 Effective Time Commencing at the Effective Time, the following events, matters and transactions will occur and will be deemed to occur in the following sequence, without any further act, authorization or formality, and with each event, matter or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event, matter or transaction: (a) the terms of the TC Energy Shareholder Rights Plan will be waived to the extent required to facilitate the completion of the transactions contemplated by this Plan of Arrangement; (b) the articles of TC Energy will be amended to create and authorize the issuance of (in addition to the shares it is authorized to issue immediately before such amendment): (i) an unlimited number of TC Energy Arrangement Common Shares; and (ii) an unlimited number of TC Energy Special Shares, each new class having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement; (c) the articles of South Bow will be amended to: (i) provide that South Bow shall have a minimum of seven and a maximum of fifteen directors; (ii) replace, in their entirety, the rights, privileges, restrictions and conditions currently attached to the South Bow Common Shares with those set out in Exhibit II to this Plan of Arrangement; (iii) change the designation of the existing preferred shares of South Bow from "Preferred Shares" to "First Preferred Shares" and replace, in their entirety, the rights, privileges, restrictions and conditions attached thereto with those set out in Exhibit II to this Plan of Arrangement; (iv) create and authorize the issuance of (in addition to the shares it is authorized to issue immediately before such amendment): (A) an unlimited number of South Bow Special Shares; and (B) Second Preferred Shares in an amount not to exceed that provided for in the terms thereof, each new class having the rights, privileges, restrictions and conditions set out in Exhibit II to this Plan of Arrangement; (v) replace, in their entirety, the other provisions currently forming part of the articles of South Bow with those set out in Exhibit III to this Plan of Arrangement; (d) pursuant to a reorganization of the capital of TC Energy, each TC Energy Common Share outstanding immediately prior to the Effective Time will be exchanged into one TC Energy Arrangement Common Share and one TC Energy Special Share in accordance with Section 86(1) of the Tax Act, and in respect of such transactions: (i) the aggregate addition to the stated capital accounts of the TC Energy Arrangement Common Shares and the TC Energy Special Shares issued by TC Energy pursuant to this Section 2.3(d) will equal the "paid-up capital" (for purposes of the Tax Act) of the TC Energy Common Shares immediately before the event described in this Section 2.3(d). Such addition to the stated capital accounts will be allocated between the TC Energy Arrangement Common Shares and TC Energy Special Shares based on the proportion that the fair market value of the TC Energy Arrangement Common Shares and the TC Energy Special Shares, as the case may be, is of the aggregate fair market value of all of the TC Energy Arrangement Common Shares and TC Energy Special Shares issued pursuant to this Section 2.3(d); (ii) the only consideration such TC Energy Shareholders will receive for the disposition of their TC Energy Common Shares will be the applicable TC Energy Arrangement Common Shares and TC Energy Special Shares; (iii) the TC Energy Common Shares so exchanged will be cancelled; (iv) the TC Energy Arrangement Common Shares and TC Energy Special Shares will, outside of and not as part of this Plan of Arrangement, continue without interruption to be listed for trading on the TSX and the NYSE (subject to standard post-closing listing conditions imposed by the TSX and the NYSE, respectively, in similar circumstances) and, for greater certainty, such listing on the TSX and the NYSE will occur before the transfer of the Transferred Property by TC Energy to South Bow pursuant to Section 2.3(k); (e) the South Bow Stock Option Plan and South Bow Shareholder Rights Plan will come into force; (f) each Non-Transferred Employee and Former TC Energy Employee who holds TC Energy Stock Options shall exchange such TC Energy Stock Options for a number of New TC Energy Stock Options equal to the number of TC Energy Stock Options so exchanged by such Non-Transferred Employee or Former TC Energy Employee, as the case may be, and in respect of such transactions:

(i) the only consideration such Non-Transferred Employee or Former TC Energy Employee, as the case may be, will receive for the exchange of their TC Energy Stock Options will be the applicable New TC Energy Stock Options, with such exchange being subject to Section 2.4; (ii) the TC Energy Stock Options so exchanged will be cancelled; and (iii) the New TC Energy Stock Options will not be exercisable until after the completion of this Plan of Arrangement; (g) each Transferred Employee who holds TC Energy Stock Options shall exchange such TC Energy Stock Options for a number of South Bow Stock Options equal to the number of TC Energy Stock Options so exchanged by such Transferred Employee multiplied by the Transferred Employee Exchange Ratio (rounded down to the nearest whole number), and in respect of such transactions: (i) the only consideration such Transferred Employee will receive for the exchange of their TC Energy Stock Options will be the applicable South Bow Stock Options, with such exchange being subject to Section 2.4; (ii) the TC Energy Stock Options so exchanged will be cancelled; and (iii) the South Bow Stock Options will not be exercisable until after the completion of this Plan of Arrangement; (h) each Transferred Employee who holds TC Energy RSUs shall dispose of such TC Energy RSUs and South Bow shall grant to such Transferred Employee a number of South Bow RSUs equal to the number of TC Energy RSUs so disposed of, multiplied by the Transferred Employee Exchange Ratio (rounded down to the nearest whole number), and in respect of such transactions: (i) the only consideration such Transferred Employee will receive for the disposition of their TC Energy RSUs will be the applicable South Bow RSUs, with such exchange being subject to Section 2.5; and (ii) the TC Energy RSUs so disposed of will be cancelled; (i) each Transferred Employee who holds TC Energy PSUs shall dispose of such TC Energy PSUs and South Bow shall grant to such Transferred Employee a number of South Bow PSUs equal to the number of TC Energy PSUs so disposed of, multiplied by the Transferred Employee Exchange Ratio (rounded down to the nearest whole number), and in respect of such transactions: (i) the only consideration such Transferred Employee will receive for the disposition of their TC Energy PSUs will be the applicable South Bow PSUs, with such exchange being subject to Section 2.5; and (ii) the TC Energy PSUs so disposed of will be cancelled; (j) each holder of TC Energy Special Shares will transfer to South Bow, with good and marketable title thereto and free and clear of all Encumbrances, all of the TC Energy Special Shares held thereby in consideration for the issuance by South Bow to such Person of that number of South Bow Common Shares as is equal to 0.2 multiplied by the number of TC Energy Common Shares held by such Person immediately before the Effective Time, in accordance with Section 85.1(1) of the Tax Act, and in respect of such transactions:

(i) the only consideration such Person will receive for the disposition of their TC Energy Special Shares will be the applicable South Bow Common Shares; (ii) South Bow will add to the stated capital account maintained by South Bow for the South Bow Common Shares an amount that will not exceed the aggregate "paid- up capital" (for purposes of the Tax Act) of the TC Energy Special Shares so transferred to South Bow as of immediately before the event described in this Section 2.3(j); (iii) the South Bow Common Shares will, outside of and not as part of this Plan of Arrangement, be listed for trading on the TSX and the NYSE (subject to standard post-closing listing conditions imposed by the TSX and the NYSE, respectively, in similar circumstances) and, for greater certainty, such listing on the TSX and the NYSE will occur before the transfer of the Transferred Property by TC Energy to South Bow pursuant to Section 2.3(k); (iv) no Section 85 election(s) will be filed in respect of the transfer described in this Section 2.3(j); and (v) immediately following the issuance of the South Bow Common Shares pursuant to this Section 2.3(j), provided that the South Bow Shareholder Rights Plan has been approved by the requisite majority of TC Energy Shareholders at the Meeting, a Right will be issued by South Bow in respect of each such South Bow Common Share pursuant to the South Bow Shareholder Rights Plan; (k) TC Energy will transfer the Transferred Property, with good and marketable title thereto and free and clear of all Encumbrances, to South Bow in consideration for the issuance by South Bow to TC Energy of 100 South Bow Special Shares, and in respect of such transactions: (i) TC Energy will jointly elect with South Bow, in the prescribed form and within the time allowed by Section 85(6) of the Tax Act, to have the provisions of Section 85(1) of the Tax Act apply to the transfer of the Transferred Property. The agreed amount will be an amount equal to the aggregate adjusted cost base of the Transferred Property to TC Energy at the time of the transfer thereof pursuant to this Section 2.3(k); (ii) the amount added to the stated capital in respect of the South Bow Special Shares issued as consideration for the transfer of the Transferred Property will equal the amount TC Energy and South Bow agree to in their election referred to in Section 2.3(k)(i); and (iii) the net fair market value of the Transferred Property received by South Bow will be equal to or approximate that proportion of the net fair market value of all property owned by TC Energy immediately before the transfer of the Transferred Property pursuant to this Section 2.3(k) that: (A) the aggregate fair market value of the TC Energy Special Shares owned by South Bow immediately before such transfer, is of (B) the aggregate fair market value of all the issued and outstanding shares of TC Energy immediately before such transfer; (l) TC Energy (i) will redeem for cancellation all of the TC Energy Special Shares held by South Bow for an amount equal to the redemption amount (as determined pursuant to the articles of TC Energy) of such TC Energy Special Shares (the "TC Energy Redemption Amount") and will issue to South Bow a non-interest bearing demand promissory note in a principal amount equal to the TC Energy Redemption Amount (the "TC Energy Redemption Note") in full and absolute payment, satisfaction and discharge of the TC Energy Redemption Amount; and (ii) shall, to the extent permitted under the Tax Act, be deemed to have designated and provided notice, pursuant to Section 89(14) of the Tax Act, the full amount of the dividend, if any, that will be deemed under Section 84(3) of the Tax Act to be paid by it to South Bow upon the redemption of the TC Energy Special Shares in this Section 2.3(l), to be an eligible dividend; (m) South Bow (i) will redeem for cancellation all of the South Bow Special Shares held by TC Energy for an amount equal to the redemption amount (as determined pursuant to the articles of South Bow) of such South Bow Special Shares (the "South Bow Redemption Amount") and will issue to TC Energy a non-interest bearing demand promissory note in a principal amount equal to the South Bow Redemption Amount (the "South Bow Redemption Note") in full and absolute payment, satisfaction and discharge of the South Bow Redemption Amount; and (ii) shall, to the extent permitted under the Tax Act, be deemed to have designated and provided notice, pursuant to Section 89(14) of the Tax Act the full amount of the dividend, if any, that will be deemed under Section 84(3) of the Tax Act to be paid by it to TC Energy upon the redemption of the South Bow Special Shares in this Section 2.3(m) to be an eligible dividend; (n) TC Energy will pay the principal amount of the TC Energy Redemption Note by (o) (p) (q) (r) transferring to South Bow the South Bow Redemption Note, and the South Bow Redemption Note will be accepted by South Bow in full and absolute payment, satisfaction and discharge of TC Energy's obligations under the TC Energy Redemption Note. Simultaneously, South Bow will pay the principal amount of the South Bow Redemption Note by transferring to TC Energy the TC Energy Redemption Note, and the TC Energy Redemption Note will be accepted by TC Energy in full and absolute payment, satisfaction and discharge of South Bow's obligations under the South Bow Redemption Note. The TC Energy Redemption Note and the South Bow Redemption Note will thereupon be cancelled; the articles of South Bow will be amended to remove the South Bow Special Shares from the authorized capital of South Bow (and to remove all references to the South Bow Special Shares), such that, following such amendment, South Bow's authorized capital will be as set out in Exhibit V to this Plan of Arrangement; the existing by-laws of South Bow will be repealed and replaced with the by-laws set out in Exhibit IV to this Plan of Arrangement, and such by-laws will be deemed to have been confirmed by the South Bow Shareholders; the directors of South Bow will be: Hal Kvisle, Chansoo Joung, George Lewis, Leonard Mallett, Bob Phillips, Sonya Reed, Shannon Ryhorchuk, Mary Pat Salomone, Frances Vallejo, Bevin Wirzba and Don Wishart; the directors of South Bow will have the authority to appoint one or more additional directors of South Bow, who will hold office for a term expiring not later than the close of the first annual meeting of South Bow Shareholders following the Effective Date, but the total number of directors so appointed may not exceed one third of the number of Persons who become directors of South Bow as contemplated by Section 2.3(q);

(s) KPMG LLP will be the initial auditor of South Bow, to hold office until the close of the first annual meeting of South Bow Shareholders following the Effective Date, or until KPMG LLP resigns as contemplated by Section 164 of the CBCA or is removed from office as contemplated by Section 165 of the CBCA, and the directors of South Bow will be authorized to fix their remuneration; (t) pursuant to the terms of the TC Energy Arrangement Common Shares, each holder of TC Energy Arrangement Common Shares will exchange each TC Energy Arrangement Common Share held thereby for one TC Energy Common Share in accordance with Section 51(1) of the Tax Act, and in respect of such transactions: (i) the aggregate addition to the stated capital accounts of the TC Energy Common Shares issued by TC Energy pursuant to this Section 2.3(t) will equal the "paid- up capital" (for purposes of the Tax Act) of the TC Energy Arrangement Common Shares immediately before the event described in this Section 2.3(t); (ii) the only consideration such TC Energy Shareholders will receive for the disposition of their TC Energy Arrangement Common Shares will be the applicable TC Energy Common Shares; (iii) the TC Energy Arrangement Common Shares so exchanged will be cancelled; (iv) no Section 85 election(s) will be filed in respect of the transfer described in this Section 2.3(t); and (v) the TC Energy Common Shares will, outside of and not as part of this Plan of Arrangement, continue without interruption to be listed for trading on the TSX and the NYSE; (u) immediately following the issuance of TC Energy Common Shares pursuant to the exchange contemplated by Section 2.3(t), a Right will be issued by TC Energy in respect of each such TC Energy Common Share pursuant to the TC Energy Shareholder Rights Plan; (v) the articles of TC Energy will be amended to remove the TC Energy Special Shares and TC Energy Arrangement Common Shares from the authorized capital of TC Energy (and to remove all references to the TC Energy Special Shares and TC Energy Arrangement Common Shares), such that, following such amendment, TC Energy's authorized capital will be as set out in Exhibit VI to this Plan of Arrangement. 2.4 Effect on Options (a) For purposes of the exchange of TC Energy Stock Options for New TC Energy Stock Options pursuant to Section 2.3(f), the exercise price of each such New TC Energy Stock Option will be equal to the original exercise price of the TC Energy Stock Option exchanged therefor less the FMV Reduction of a TC Energy Common Share (rounded up to the nearest whole cent). (b) For purposes of the exchange of TC Energy Stock Options for South Bow Stock Options pursuant to Section 2.3(g), the exercise price of each such South Bow Stock Option will be equal to the original exercise price of the TC Energy Stock Option exchanged therefor divided by the Transferred Employee Exchange Ratio (rounded up to the nearest whole cent). (c) Except as provided for in this Section 2.4, the terms and conditions of each New TC Energy Stock Option granted in exchange for a TC Energy Stock Option shall be substantially similar to the terms and conditions of such TC Energy Stock Option, including in respect of such option's term and termination conditions. (d) Except as provided for in this Section 2.4, the terms and conditions of each South Bow Stock Option granted in exchange for a TC Energy Stock Option shall be substantially similar to the terms and conditions of such TC Energy Stock Option, including in respect of such option's term and termination conditions. (e) The exchange of the TC Energy Stock Options described in Sections 2.3(f) and 2.3(g) is intended to be effected in a manner that complies with Section 409A of the U.S. Internal Revenue Code of 1986, as amended. 2.5 Effect on TC Energy RSUs, TC Energy PSUs and TC Energy DSUs (a) With respect to each Non-Transferred Employee and Former TC Energy Employee, such Person's holding of TC Energy RSUs will be adjusted such that, following completion of the Arrangement, the aggregate number of TC Energy RSUs held by such Person shall be equal to (i) the number of TC Energy RSUs held by such Person as of immediately prior to the Effective Time, multiplied by (ii) the Non-Transferred Employee Exchange Ratio. (b) With respect to each Non-Transferred Employee and Former TC Energy Employee, such Person's holding of TC Energy PSUs will be adjusted such that, following completion of the Arrangement, the aggregate number of TC Energy PSUs held by such Person shall be equal to (i) the number of TC Energy PSUs held by such Person as of immediately prior to the Effective Time, multiplied by (ii) the Non-Transferred Employee Exchange Ratio. (c) Each holder of TC Energy DSUs shall have their holding of TC Energy DSUs adjusted such that, following completion of the Arrangement, the aggregate number of TC Energy DSUs held by such Person shall be equal to (i) the number of TC Energy DSUs held by such Person as of immediately prior to the Effective Time, multiplied by (ii) the Non- Transferred Employee Exchange Ratio. 2.6 Registers of Holders (a) Upon the exchange of the TC Energy Common Shares pursuant to Section 2.3(d), the name of each registered TC Energy Shareholder will be deemed to be removed from the register of holders of TC Energy Common Shares and will be deemed to be added to the registers of holders of TC Energy Arrangement Common Shares and TC Energy Special Shares. (b) Upon the transfer of the TC Energy Special Shares pursuant to Section 2.3(j): (i) the name of each registered TC Energy Shareholder will be deemed to be removed from the register of holders of TC Energy Special Shares and will be deemed to be added to the register of holders of South Bow Common Shares; and (ii) South Bow will be deemed to be recorded as the registered holder of the TC Energy Special Shares on the register of holders of TC Energy Special Shares and will be deemed to be the legal and beneficial owner thereof. (c) Upon the transfer of the Transferred Property pursuant to Section 2.3(k): (i) TC Energy will be deemed to be removed from the register of holders of SBPL Common Shares and will be deemed to be added to the register of holders of South Bow Special Shares; and (ii) South Bow will be deemed to be recorded as the registered holder of the SBPL

Common Shares on the register of holders of SBPL Common Shares and will be deemed to be the legal and beneficial owner thereof. (d) Upon the redemption of the TC Energy Special Shares pursuant to Section 2.3(l), South Bow will be deemed to be removed from the register of holders of TC Energy Special Shares. (e) Upon the redemption of the South Bow Special Shares pursuant to Section 2.3(m), TC Energy will be deemed to be removed from the register of holders of South Bow Special Shares. (f) Upon the exchange of the TC Energy Arrangement Common Shares pursuant to Section 2.3(t), the name of each registered TC Energy Shareholder will be deemed to be removed from the register of holders of TC Energy Arrangement Common Shares and will be deemed to be added to the register of holders of TC Energy Common Shares. 2.7 Deemed Fully Paid and Non-Assessable Shares All TC Energy Common Shares, TC Energy Arrangement Common Shares, TC Energy Special Shares, South Bow Common Shares and South Bow Special Shares issued pursuant hereto will be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the CBCA. 2.8 Intended Tax Treatment Each of TC Energy and South Bow intends that, for U.S. federal (and applicable state and local) income tax purposes, (a) the transactions contemplated by this Plan of Arrangement constitute a transaction (i) that qualifies as a "reorganization" within the meaning Section 368(a)(1)(D) of the U.S. Code, and the U.S. Treasury Regulations promulgated thereunder, and (ii) described in Section 355 of the U.S. Code (the "Intended Tax Treatment"); and (b) this Plan of Arrangement constitute a "plan of a reorganization" within the meaning of U.S. Treasury Regulations Section 1.368-2(g) and 1.368-3(a) for purposes of Section 368 of the U.S. Code. Each of TC Energy and South Bow agrees, and shall cause its Affiliates, to file and retain such information as shall be required under U.S. Treasury Regulations Section 1.368-3, and agrees to file all tax returns on a basis consistent with the Intended Tax Treatment and not otherwise to take any position or action inconsistent with the Intended Tax Treatment unless otherwise required as a result of a "determination" within the meaning of Section 1313(a) of the U.S. Code (or any similar provision of applicable state, local or non-U.S. tax law). ARTICLE 3 CERTIFICATES AND PAYMENTS 3.1 Entitlement to Share Certificates (a) As soon as practicable after the Effective Date, South Bow will issue and deliver, or cause its Transfer Agent to issue and deliver, to each TC Energy Shareholder of record as of the Distribution Record Date, certificates representing the South Bow Common Shares to which such holder is entitled pursuant to the Arrangement. (b) Following the Distribution Record Date, certificates representing TC Energy Common Shares will be deemed for all purposes to be certificates representing only the TC Energy Common Shares issued to TC Energy Shareholders pursuant to Section 2.3(t) hereof and, accordingly, no new certificates will be issued representing such TC Energy Common Shares. (c) No certificates will be issued for shares that are issued and subsequently cancelled in accordance with the provisions of this Plan of Arrangement.

(d) For the purposes of this Plan of Arrangement, any reference to a "certificate" shall include evidence of registered ownership of the applicable shares in an electronic book- based system maintained by the applicable Transfer Agent and the provisions of this Plan of Arrangement shall be read and construed (and where applicable, modified) to give effect to such interpretation. 3.2 Fractional Shares No certificates representing fractional South Bow Common Shares arising from the Arrangement shall be issued to TC Energy Shareholders pursuant to the Arrangement and no dividend, stock split or other change in the capital structure of South Bow shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of South Bow. South Bow shall deposit with the Transfer Agent the fractional South Bow Common Shares issuable pursuant to the Arrangement for the benefit of the holders of such fractional South Bow Common Shares. Each Person otherwise entitled to a fractional interest in a South Bow Common Share will be entitled to receive a cash payment equal to such Person's pro rata allocation of the net proceeds, after brokerage commissions and expenses, received by the Transfer Agent upon the sale, on behalf of all such Persons, of whole South Bow Common Shares representing an accumulation of all such fractional interests in South Bow Common Shares, without any interest thereon. The Transfer Agent will facilitate the sale of such South Bow Common Shares on the TSX as soon as reasonably practicable following the Effective Date. The aggregate net proceeds, after brokerage commissions and expenses, of such sale will be distributed by the Transfer Agent, pro rata in relation to their respective fractions, among Persons otherwise entitled to receive fractional interests in South Bow Common Shares pursuant to the Arrangement, without any interest thereon. In effecting the sale of any such South Bow Common Shares, the Transfer Agent will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. TC Energy, South Bow and the Transfer Agent will not be liable for any loss arising out of any such sale of South Bow Common Shares. 3.3 Lost Certificates If any certificate which, immediately prior to the Effective Time, represented an interest in outstanding TC Energy Common Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Transfer Agent will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of TC Energy, South Bow and the Transfer Agent, which bond shall be in form and substance satisfactory to each of TC Energy, South Bow and the Transfer Agent, or shall otherwise indemnify TC Energy, South Bow and the Transfer Agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed. 3.4 Withholding Rights TC Energy and South Bow will be entitled to deduct and withhold from amounts payable under this Plan of Arrangement to any Person, such amounts as TC Energy and South Bow, respectively, are required or permitted to deduct and withhold with respect to such payment under the Tax Act or any provision of any applicable federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. 3.5 Restatement of Articles Outside of and not as part of this Plan of Arrangement, the articles of TC Energy will be restated to reflect the amendments in this Plan of Arrangement and the restated articles of TC Energy will be filed with the Director pursuant to Section 180 of the CBCA. Outside of and not as part of this Plan of Arrangement, the articles of South Bow will be restated to reflect the amendments in this Plan of Arrangement and the restated articles of South Bow will be filed with the Director pursuant to Section 180 of the CBCA. ARTICLE 4 AMENDMENTS 4.1 Amendments to Plan of Arrangement (a) Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by TC Energy at any time prior to or at the Meeting with or without any other prior notice or communication and, if so proposed and accepted by the requisite majority of TC Energy Shareholders at the Meeting, will become part of this Plan of Arrangement for all purposes. (b) Following the Meeting, this Plan of Arrangement may be amended, modified or supplemented unilaterally by TC Energy, provided that each such amendment, modification or supplement is approved by the Court and communicated to any Persons in the manner required by the Court. (c) Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Meeting will be effective only if it is consented to by TC Energy and, if required by the Court, is consented to by or communicated to the TC Energy Shareholders in the manner directed by the Court. (d) Notwithstanding Section 4.1(b), any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order unilaterally by TC Energy, provided that it concerns a matter which, in the reasonable opinion of TC Energy, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial interests of any holder of TC Energy Common Shares or South Bow Common Shares. ARTICLE 5 FURTHER ASSURANCES 5.1 Further Assurances Notwithstanding that the transactions and events set out herein will occur and will be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein. ARTICLE 6 TERMINATION 6.1 Termination Notwithstanding any prior approvals by the Court or by TC Energy Shareholders, the Board of Directors may decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the issuance of the Certificate of Arrangement, without further approval of the Court or the TC Energy Shareholders.

EXHIBIT I INITIAL AMENDMENT TO THE ARTICLES OF TC ENERGY CORPORATION A. COMMON SHARES The common shares of the Corporation shall entitle the holders thereof to one vote at all meetings of shareholders, except meetings at which only holders of another specified class of shares are entitled to vote, and shall, subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares and the Second Preferred Shares, whether as a class or a series, and to any other class or series of shares of the Corporation which rank prior to the common shares, entitle the holders thereof to receive (a) dividends if, as and when declared by the Board of Directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amount and payable at such times and at such place or places as the Board of Directors may from time to time determine and (b) the remaining property of the Corporation upon a dissolution. B. ARRANGEMENT COMMON SHARES The Arrangement Common Shares of the Corporation shall entitle the holders thereof to vote, on the basis of two votes per Arrangement Common Share, at all meetings of shareholders, except meetings at which only holders of another specified class of shares are entitled to vote, and shall, subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares, the Second Preferred Shares and the Special Shares, whether as a class or a series, and to any other class or series of shares of the Corporation which rank prior to the Arrangement Common Shares, entitle the holders thereof to receive (a) dividends if, as and when declared by the Board of Directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amount and payable at such times and at such place or places as the Board of Directors may from time to time determine and (b) the remaining property of the Corporation upon a dissolution. Any holder of Arrangement Common Shares shall be entitled to convert, on a share for share basis, the whole or any part of the Arrangement Common Shares held thereby into common shares of the Corporation. C. FIRST PREFERRED SHARES The First Preferred Shares shall, as a class, carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth: Issue In Series 1. The directors of the Corporation may at any time and from time to time issue the First Preferred Shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors. Provisions Attaching to the First Preferred Shares 2. The First Preferred Shares of any series may have attached thereto rights, privileges, restrictions and conditions whether with regard to dividends (which, in the case of fixed dividends, shall in all cases be cumulative), voting, the right to convert such shares into common shares or otherwise including, without limiting the generality of the foregoing, the following kinds of rights, privileges, restrictions and conditions, namely with respect to: (a) the redemption and purchase of First Preferred Shares by the Corporation; (b) sinking funds or funds for purchase or redemption of First Preferred Shares; (c) payment of dividends on any other shares of the Corporation; (d) redemption, purchase or payment off of any shares of the Corporation or any subsidiary of the Corporation; (e) the exercise by the Corporation of any election open to it to make any payments of corporation, income or other taxes; (f) subdivision, consolidation or reclassification of any shares of the Corporation; (g) borrowing by the

Corporation or any subsidiary of the Corporation; (h) the creation or issue of any debt or equity securities by the Corporation or any subsidiary of the Corporation including the issue of any First Preferred Shares in addition to the First Preferred Shares at any time outstanding; (i) reduction of capital by the Corporation or any subsidiary of the Corporation; (j) retirement of notes, bonds or debentures or other indebtedness of the Corporation or any subsidiary of the Corporation; (k) conduct of the business of the Corporation or investment of its funds; (l) meetings of the holders of the First Preferred Shares; and (m) the right of holders of First Preferred Shares to convert or exchange such shares into shares of any class of the Corporation or into or for any other securities of the Corporation or into or for shares or securities of any other company. Directors' Resolutions 3. The directors of the Corporation may, subject as hereinafter provided, by resolution fix from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the First Preferred Shares of each series. Return of Capital 4. When any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably with all preferred shares, if any, which rank on a parity with the First Preferred Shares with respect to payment of dividends, in respect of such dividends, including accumulations, if any, in accordance with the sums which would be payable on the First Preferred Shares and such other preferred shares if all such dividends were declared and paid in full in accordance with their terms, and the First Preferred Shares shall participate rateably with all preferred shares, if any, which rank on a parity with the First Preferred Shares with respect to repayment of capital, in respect of any return of capital in accordance with the sums which would be payable on the First Preferred Shares and such other preferred shares on such return of capital if all sums so payable were paid in full in accordance with their terms. Preferences 5. The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series, and shall be entitled to preference with respect to payment of dividends over the common shares and over any other shares ranking junior to the First Preferred Shares with respect to payment of dividends and shall be entitled to preference with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs over the common shares and over any other shares ranking junior to the First Preferred Shares with respect to repayment of capital and may also be given such other preferences not inconsistent with the provisions hereof over the common shares and over any other shares ranking junior to the First Preferred Shares in any respect as may be determined in the case of each series of First Preferred Shares authorized to be issued. Purchase for Cancellation 6. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series of First Preferred Shares, the Corporation may at any time or times purchase for cancellation (if obtainable) out of capital or otherwise the whole or any part of the First Preferred Shares of any one or more series outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the said series of First Preferred Shares outstanding at the lowest price or prices at which in the opinion of the directors such shares are obtainable but not exceeding the price at which, at the date of purchase, such shares are redeemable, plus costs of purchase. If upon any invitation for tenders under the provisions of this section 6 more First Preferred Shares of any particular series are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at that price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of First Preferred Shares of such series so tendered by each of the holders of First Preferred Shares who submitted tenders at that price. From and after the date of purchase of any First Preferred Shares under the provisions of this section 6, the shares so purchased shall be cancelled. Redemption 7. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, the Corporation, upon giving notice as hereinafter provided, may redeem out of capital or otherwise at any time the whole or from time to time any part of the then outstanding First Preferred Shares of any one or more series on payment for each share of such price or prices as may at the time be applicable to such series. Subject as aforesaid, in case a part only of the then outstanding First Preferred Shares of any particular series is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of the First Preferred Shares of such series shall decide or, if the directors so determine, may be redeemed pro rata disregarding fractions. Procedure on Redemption 8. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, in any case of redemption of First Preferred Shares under the provisions of the foregoing section 7, the following provisions shall apply. The Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of First Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such First Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears in the securities register maintained by or for the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the First Preferred Shares to be redeemed the redemption price on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates for the First Preferred Shares called for redemption. Such payment shall be made by cheque of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada. Such First Preferred Shares shall thereupon be redeemed and shall be cancelled. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date so specified for redemption, the First Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of such holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any First Preferred Shares as aforesaid to deposit the redemption price of the shares so called for redemption, or of such of the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such First Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the First Preferred Shares in respect whereof such deposit shall have been made shall be cancelled and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively. Rights to Subscribe to Other Securities 9. The holders of the First Preferred Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time attach to any series of the First Preferred Shares. Rights to Attend and Vote at Shareholders' Meetings 10. Subject to the provisions of the Canada Business Corporations Act, and except as hereinafter provided, the holders of the First Preferred Shares shall not be entitled to receive notice of or attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting. The holders of any particular series of First Preferred Shares will, if the directors so determine prior to the issuance of any such series, be entitled to such voting rights as may be determined by the directors if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the directors. Amendments 11. The provisions of the foregoing sections 1 to 10, inclusive, the provisions of this section 11 and the provisions of the following section 12 may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the First Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act. Sanction by Holders of First Preferred Shares 12. The sanction of holders of the First Preferred Shares or of any series of the First Preferred Shares as to any and all matters referred to herein or as may otherwise be required by the Canada Business Corporations Act or the provisions relating to any particular series may, subject to the provisions applicable to such series, and subject to the provisions of the Canada Business Corporations Act, be given by resolution passed at a meeting of such holders duly called and held for such purpose at which the holders of at least a majority of the outstanding First Preferred Shares or series, as the case may be, are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares or series, as the case may be, represented and voted at such meeting cast on a poll. If at any such meeting the holders of a majority of the outstanding First Preferred Shares or series, as the case may be, are not present or represented by proxy within half an hour after the time appointed for the meeting then the meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairman and at least ten days notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of First Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares represented and voted at such adjourned meeting cast on a poll shall constitute the sanction of the holders of First Preferred Shares or series referred to in this section 12. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting every holder of First Preferred Shares shall be entitled to one vote in respect of each First Preferred Share held. D. SECOND PREFERRED SHARES The Second Preferred Shares shall, as a class, carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth: Issue in Series 1. The directors of the Corporation may at any time and from time to time issue the Second Preferred Shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors. Provisions attaching to the Second Preferred Shares 2. The Second Preferred Shares of any series may have attached thereto rights, privileges, restrictions and conditions whether with regard to dividends (which, in the case of fixed dividends, shall in all cases be cumulative), voting, the right to convert such shares into common shares or otherwise including, without limiting the generality of the foregoing, the following kinds of rights, privileges, restrictions and conditions, namely with respect to: (a) the redemption and purchase of Second Preferred Shares by the Corporation; (b) sinking funds or funds for purchase or redemption of Second Preferred Shares; (c) payment of dividends on any other shares of the Corporation; (d) redemption, purchase or payment of any shares of the Corporation or any subsidiary of the Corporation; (e) the exercise by the Corporation of any election open to it to make any payments of corporation, income or other taxes; (f) subdivision, consolidation or reclassification of any shares of the Corporation; (g) borrowing by the Corporation or any subsidiary of the Corporation; (h) the creation or issue of any debt or equity securities by the Corporation or any subsidiary of the Corporation including the issue of any Second Preferred Shares in addition to the Second Preferred Shares at any time outstanding; (i) reduction of capital by the Corporation or any subsidiary of the Corporation; (j) retirement of notes, bonds or debentures or other indebtedness of the Corporation or any subsidiary of the Corporation; (k) conduct of the business of the Corporation or investment of its funds; (l) meetings of the holders of the Second Preferred Shares; and (m) the right of holders of Second Preferred Shares to convert or exchange such shares of any class of the Corporation into or for any other securities of the Corporation or into or for shares or securities of any other company.

Directors' Resolution 3. The directors of the Corporation may, subject as hereinafter provided, by resolution fix from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the Second Preferred Shares of each series. Liquidation, Dissolution or Winding-Up 4. The Second Preferred Shares of all series shall rank junior to the First Preferred Shares with respect to priority in payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and will be subject in all respects to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class and to each series of First Preferred Shares. Return of Capital 5. When any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably with all preferred shares, if any, which rank on a parity with the Second Preferred Shares with respect to payment of dividends, in respect of such dividends, including accumulations, if any, in accordance with the sums which would be payable on the Second Preferred Shares and such other preferred shares if all such dividends were declared and paid in full in accordance with their terms, and the Second Preferred Shares shall participate rateably with all preferred shares, if any, which rank on a parity with the Second Preferred Shares with respect to repayment of capital, in respect of any return of capital in accordance with the sums which would be payable on the Second Preferred Shares and such other preferred shares on such return of capital if all sums so payable were paid in full in accordance with their terms. Preferences 6. The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series, and shall be entitled to preference with respect to payment of dividends over the common shares and over any other shares ranking junior to the Second Preferred Shares with respect to payment of dividends and shall be entitled to preference with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary of involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs over the common shares and over any other shares ranking junior to the Second Preferred Shares with respect to repayment of capital and may also be given such other preferences not inconsistent with the provisions hereof over the common shares and over any other shares ranking junior to the Second Preferred Shares in any respect as may be determined in the case of each series of Second Preferred Shares authorized to be issued. Purchase for Cancellation 7. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series of Second Preferred Shares, the Corporation may at any time or times purchase for cancellation (if obtainable), out of capital or otherwise, the whole or any part of the Second Preferred Shares of any one or more series outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the said series of Second Preferred Shares outstanding at the lowest price or prices at which in the opinion of the directors such shares are obtainable but not exceeding the price at which, at the date of purchase, such shares are redeemable, plus costs of purchase. If upon any invitation for tenders under the provisions of this section 7 more Second Preferred Shares of any particular series are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at that price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares of such series so tendered by each of the holders of Second Preferred Shares who submitted tenders at that price. From and after the date of purchase of any Second Preferred Shares under the provisions of this section 7, the shares so purchased shall be cancelled. Redemption 8. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, the Corporation, upon giving notice as hereinafter provided, may redeem out of capital or otherwise at any time the whole or from time to time any part of the then outstanding Second Preferred Shares of any one or more series on payment for each share of such price or prices as may at the time be applicable to such series. Subject as aforesaid, in case a part only of the then outstanding Second Preferred Shares of any particular series is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of the Second Preferred Shares of such series shall decide or, if the directors so determine, may be redeemed pro rata disregarding fractions. Procedure on Redemption 9. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, in any case of redemption of Second Preferred Shares under the provisions of the foregoing section 8, the following provisions shall apply. The Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Second Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears in the securities register maintained by or for the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares to be redeemed the redemption price on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares called for redemption. Such payment shall be made by cheque of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares shall thereupon be redeemed and shall be cancelled. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date so specified for redemption, the Second Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of such holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Second Preferred Shares as aforesaid to deposit the redemption price of the shares so called for redemption, or of such of the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Second Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares in respect whereof such deposits shall have been made shall be deemed to be redeemed and shall be cancelled and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively. Rights to Subscribe to Other Securities 10. The holders of the Second Preferred Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time attach to any series of the Second Preferred Shares. Rights to Attend and Vote at Shareholders' Meetings 11. Subject to the Canada Business Corporations Act, and except as hereinafter provided, the holders of the Second Preferred Shares shall not be entitled to receive notice of or attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting. The holders of any particular series of Second Preferred Shares will, if the directors so determine prior to the issuance of any such series, be entitled to such voting rights as may be determined by the directors if the Corporation fails to pay dividends on that series of Second Preferred Shares for any period as may be so determined by the directors. Amendments 12. The provisions of sections 1 to 11, inclusive, the provisions of this section 12 and the provisions of the following section 13 may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the Second Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act. Sanction by Holders of Second Preferred Shares 13. The sanction of holders of the Second Preferred Shares or of any series of the Second Preferred Shares as to any and all matters referred to herein or as may otherwise be required by the Canada Business Corporations Act or the provisions relating to any particular series may, subject to the provisions applicable to such series, and subject to the Canada Business Corporations Act, be given by resolution passed at a meeting of such holders duly called and held for such purpose at which the holders of at least a majority of the outstanding Second Preferred Shares or series, as the case may be, are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3 per cent of the Second Preferred Shares or series, as the case may be, represented and voted at such meeting cast on a poll. If at any such meeting the holders of a majority of the outstanding Second Preferred

Shares or series, as the case may be, are not present or represented by proxy within half an hour after the time appointed for the meeting then the meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairman and at least ten days notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of Second Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of the holders of not less than 66 2/3 per cent of the Second Preferred Shares represented and voted at such adjourned meeting cast on a poll shall constitute the sanction of the holders of Second Preferred Shares or series referred to in this section 13. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such original or adjourned meeting every holder of Second Preferred Shares shall be entitled to one vote in respect of each Second Preferred Share held. E. SPECIAL SHARES The Special Shares shall carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth: Definitions 1. For the purposes of this Section E, the following words and phrases shall have the following meanings: (a) "Butterfly Proportion" means the fraction A/B where: (i) A = the Net Fair Market Value of the Transferred Property to be transferred by the Corporation to South Bow as described in Section 2.3(k) of the Plan of Arrangement, determined immediately before such transfer; and (ii) B = the Net Fair Market Value of all property owned by the Corporation, determined immediately before the transfer of the Transferred Property by the Corporation to South Bow as described in Section 2.3(k) of the Plan of Arrangement. (b) "Dividend Payment Date" means the last day of the Corporation's fiscal year. (c) "Net Fair Market Value" of any property shall be determined on a consolidated basis in accordance with all administrative policies of the Canada Revenue Agency in effect at the applicable time and, in determining Net Fair Market Value, the following principles will apply: (i) any tax-related accounts in any corporation (such as deferred income taxes, the balance of non-capital losses and the balance of net capital losses) will not be considered to be property of that corporation; (ii) the amount of any liability will be its principal amount; (iii) no amount will be considered to be a liability unless it represents a true legal liability which is capable of quantification; (iv) the portion of the long-term debt due within one year will be treated as a current liability; and

(v) liabilities of a corporation will include its respective partnership share of each liability of any partnership of which such corporation is a partner. (d) "Period End Date" has the meaning attributed to such term in paragraph 2 below. (e) "Plan of Arrangement" means the Plan of Arrangement to which this Exhibit I is attached. (f) "Prime Rate" means, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by the Royal Bank of Canada on such day to determine the rates of interest on Canadian dollar loans to customers in Canada and designated by the Royal Bank of Canada as its prime rate. (g) "Redemption Amount" has the meaning attributed to such term in paragraph 4 below. (h) "Retraction Date" has the meaning attributed to such term in paragraph 5 below. (i) "South Bow" has the meaning attributed to such term in the Plan of Arrangement. (j) "TC Energy Common Shares" has the meaning attributed to such term in the Plan of Arrangement. (k) "Transferred Property" has the meaning attributed to such term in the Plan of Arrangement. Dividends 2. The holders of the Special Shares will be entitled to receive, as and when declared by the Board of Directors of the Corporation and in priority to any payment of dividends on the common shares of the Corporation or the Arrangement Common Shares of the Corporation, fixed, preferential, non-cumulative, cash dividends equal to the Redemption Amount multiplied by the Prime Rate as of the Dividend Payment Date, payable per annum on the Dividend Payment Date. The holders of the Special Shares shall not be entitled to any dividend other than or in excess of the non-cumulative cash dividends provided for above. If within three months after the expiration of any fiscal year of the Corporation the Board of Directors of the Corporation in its discretion shall not have declared the said fixed preferential dividend or any part thereof on the Special Shares for such fiscal year then the rights of the holders of the Special Shares to such dividend or any undeclared part thereof shall be forever extinguished. For any period which is less than a full year with respect to any Special Share which is issued, redeemed or repurchased during such year, dividends shall be deemed to accrue on a daily basis and shall be equal to the product of A x B x C, where: A = the Redemption Amount; B = the Prime Rate as of the Period End Date; and C = a fraction of which the numerator is the number of days in such period (including the day at the beginning of such period and excluding the day at the end of such period (the "Period End Date")) and of which the denominator is the number of days in such year (including the day at the beginning thereof and excluding the Dividend Payment Date at the end thereof). If, by reason of insolvency provisions of applicable law or for any other reason, on any Dividend Payment Date the dividends declared as of such date are not paid in full on all of the Special Shares then outstanding, such unpaid dividends shall be paid on a subsequent date or dates determined by the Board of Directors of the Corporation. The Board of Directors of the Corporation may, in its sole discretion, declare dividends on the Special Shares to the exclusion of any other class of shares of the Corporation.

Liquidation, Dissolution or Winding Up 3. In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Special Shares will be entitled to receive, before any amount shall be paid by the Corporation, or any assets of the Corporation shall be distributed, to the holders of common shares of the Corporation or Arrangement Common Shares of the Corporation, an amount equal to the Redemption Amount in respect of each Special Share held by them, respectively, to the extent of the amount or value of the assets of the Corporation available under applicable law for payment to holders of shares of the Corporation upon liquidation, dissolution or winding up of the Corporation. After payment to the holders of the Special Shares of the amount provided above in this paragraph 3 such holders will not be entitled to share in any further distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Redemption by Corporation 4. The Corporation may redeem at any time the whole, or from time to time any part, of the then issued and outstanding Special Shares from the holders thereof on payment (which may, at the discretion of the Corporation, be made through the issuance of a promissory note or promissory notes) of: (a) an amount for each Special Share to be redeemed equal to the aggregate fair market value of all of the issued and outstanding TC Energy Common Shares as of immediately before the completion of the transactions contemplated by Section 2.3(d) of the Plan of Arrangement multiplied by the Butterfly Proportion and then divided by the number of Special Shares issued pursuant to Section 2.3(d) of the Plan of Arrangement; and (b) all declared and unpaid dividends on such Special Share (collectively, the "Redemption Amount"). Retraction by Holder 5. Subject to applicable law, a holder of Special Shares will be entitled to require the Corporation to redeem, at any time, all or any of the Special Shares held by such holder, by tendering to the Corporation at its registered office a share certificate or certificates representing the Special Shares that the holder wishes to have the Corporation redeem together with a written request specifying the number of Special Shares to be redeemed and the business day (referred to herein as the "Retraction Date") on which the holder wishes to have the Corporation redeem the Special Shares. Following receipt of such share certificate or certificates and written request, the Corporation will, on the Retraction Date (or as soon as practicable thereafter), redeem such Special Shares by paying to the holder the Redemption Amount for each Special Share so redeemed. Cancellation 6. Any Special Shares that are redeemed by the Corporation as aforesaid will for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment of the Redemption Amount by the Corporation to or for the benefit of the holder thereof. No Dilution 7. For so long as any Special Shares are outstanding, the Corporation will not: (a) declare or pay any dividend on the common shares of the Corporation or the Arrangement Common Shares of the Corporation; or (b) redeem, purchase for cancellation or otherwise acquire any common shares of the Corporation or Arrangement Common Shares of the Corporation, if, in the opinion of the Board, the payment of such dividend or the consideration payable in connection with such redemption, purchase or other acquisition, as the case may be, would reduce the net realizable value of the assets of the Corporation (after taking into account all liabilities of the Corporation)

to an amount that is less than the product of the Redemption Amount of each Special Share multiplied by the number of Special Shares outstanding immediately before the time of payment of such dividend or consideration, as the case may be. Voting Rights 8. Subject to applicable law, holders of Special Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting. Specified Amount 9. For the purposes of Section 191(4) of the Income Tax Act (Canada), the amount specified in respect of the redemption, acquisition or cancellation of each Special Share shall be the amount specified by a Director or an Officer of the Corporation in a certificate that is made (a) effective concurrently with the issuance of such Special Share; and (b) pursuant to a resolution of the Board duly passed and evidenced in writing authorizing the issuance of such Special Share, such amount to be expressed as a dollar amount (and not expressed as a formula) and shall be equal to the fair market value of the consideration for which such Special Share is issued.

EXHIBIT II INITIAL AMENDMENT TO THE ARTICLES OF SOUTH BOW CORPORATION A. COMMON SHARES The common shares of the Corporation shall entitle the holders thereof to vote, on the basis of one vote per common share, at all meetings of shareholders, except meetings at which only holders of another specified class of shares are entitled to vote, and shall, subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares, the Second Preferred Shares and the Special Shares, whether as a class or a series, and to any other class or series of shares of the Corporation which rank prior to the common shares, entitle the holders thereof to receive (a) dividends if, as and when declared by the Board of Directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amount and payable at such times and at such place or places as the Board of Directors may from time to time determine and (b) the remaining property of the Corporation upon a dissolution. B. FIRST PREFERRED SHARES The First Preferred Shares shall, as a class, carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth: Issue In Series 1. The directors of the Corporation may at any time and from time to time issue the First Preferred Shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors. Limitation on Issue 2. The directors of the Corporation may not issue any First Preferred Shares if, by doing so, the aggregate number of First Preferred Shares and Second Preferred Shares that would then be issued and outstanding would exceed 20 per cent of the aggregate number of common shares then issued and outstanding. Provisions Attaching to the First Preferred Shares 3. The First Preferred Shares of any series may have attached thereto rights, privileges, restrictions and conditions whether with regard to dividends (which, in the case of fixed dividends, shall in all cases be cumulative), voting, the right to convert such shares into common shares or otherwise including, without limiting the generality of the foregoing, the following kinds of rights, privileges, restrictions and conditions, namely with respect to: (a) the redemption and purchase of First Preferred Shares by the Corporation; (b) sinking funds or funds for purchase or redemption of First Preferred Shares; (c) payment of dividends on any other shares of the Corporation; (d) redemption, purchase or payment of any shares of the Corporation or any subsidiary of the Corporation; (e) the exercise by the Corporation of any election open to it to make any payments of corporation, income or other taxes; (f) subdivision, consolidation or reclassification of any shares of the Corporation; (g) borrowing by the Corporation or any subsidiary of the Corporation; (h) the creation or issue of any debt or equity securities by the Corporation or any subsidiary of the Corporation including the issue of any First Preferred Shares in addition to the First Preferred Shares at any time outstanding; (i) reduction of capital by the Corporation or any subsidiary of the Corporation; (j) retirement of notes, bonds or debentures or other indebtedness of the Corporation or any subsidiary of the Corporation; (k) conduct of the business of the Corporation or investment of its funds; (l) meetings of the holders of the First Preferred Shares; and (m) the right of holders of First

Preferred Shares to convert or exchange such shares into shares of any class of the Corporation or into or for any other securities of the Corporation or into or for shares or securities of any other company. Directors' Resolutions 4. The directors of the Corporation may, subject as hereinafter provided, by resolution fix from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the First Preferred Shares of each series. Return of Capital 5. When any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably with all preferred shares, if any, which rank on a parity with the First Preferred Shares with respect to payment of dividends, in respect of such dividends, including accumulations, if any, in accordance with the sums which would be payable on the First Preferred Shares and such other preferred shares if all such dividends were declared and paid in full in accordance with their terms, and the First Preferred Shares shall participate rateably with all preferred shares, if any, which rank on a parity with the First Preferred Shares with respect to repayment of capital, in respect of any return of capital in accordance with the sums which would be payable on the First Preferred Shares and such other preferred shares on such return of capital if all sums so payable were paid in full in accordance with their terms. Preferences 6. The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series, and shall be entitled to preference with respect to payment of dividends over the common shares and over any other shares ranking junior to the First Preferred Shares with respect to payment of dividends and shall be entitled to preference with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs over the common shares and over any other shares ranking junior to the First Preferred Shares with respect to repayment of capital and may also be given such other preferences not inconsistent with the provisions hereof over the common shares and over any other shares ranking junior to the First Preferred Shares in any respect as may be determined in the case of each series of First Preferred Shares authorized to be issued. Purchase for Cancellation 7. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series of First Preferred Shares, the Corporation may at any time or times purchase for cancellation (if obtainable) out of capital or otherwise the whole or any part of the First Preferred Shares of any one or more series outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the said series of First Preferred Shares outstanding at the lowest price or prices at which in the opinion of the directors such shares are obtainable but not exceeding the price at which, at the date of purchase, such shares are redeemable, plus costs of purchase. If upon any invitation for tenders under the provisions of this section 6 more First Preferred Shares of any particular series are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at that price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of First Preferred Shares of such series so tendered by each of the holders of First Preferred Shares who submitted tenders at that price. From and after the date of purchase of any First Preferred Shares under the provisions of this section 6, the shares so purchased shall be cancelled. Redemption 8. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, the Corporation, upon giving notice as hereinafter provided, may redeem out of capital or otherwise at any time the whole or from time to time any part of the then outstanding First Preferred Shares of any one or more series on payment for each share of such price or prices as may at the time be applicable to such series. Subject as aforesaid, in case a part only of the then outstanding First Preferred Shares of any particular series is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of the First Preferred Shares of such series shall decide or, if the directors so determine, may be redeemed pro rata disregarding fractions. Procedure on Redemption 9. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, in any case of redemption of First Preferred Shares under the provisions of the foregoing section 7, the following provisions shall apply. The Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of First Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such First Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears in the securities register maintained by or for the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the First Preferred Shares to be redeemed the redemption price on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates for the First Preferred Shares called for redemption. Such payment shall be made by cheque of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada. Such First Preferred Shares shall thereupon be redeemed and shall be cancelled. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date so specified for redemption, the First Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of such holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any First Preferred Shares as aforesaid to deposit the redemption price of the shares so called for redemption, or of such of the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such First Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the First Preferred Shares in respect whereof such deposit shall have been made shall be cancelled and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively. Rights to Subscribe to Other Securities 10. The holders of the First Preferred Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time attach to any series of the First Preferred Shares. Rights to Attend and Vote at Shareholders' Meetings 11. Subject to the provisions of the Canada Business Corporations Act, and except as hereinafter provided, the holders of the First Preferred Shares shall not be entitled to receive notice of or attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting. The holders of any particular series of First Preferred Shares will, if the directors so determine prior to the issuance of any such series, be entitled to such voting rights as may be determined by the directors if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the directors. Amendments 12. The provisions of sections 1 to 10, inclusive, the provisions of this section 11 and the provisions of the following section 12 may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the First Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act. Sanction by Holders of First Preferred Shares 13. The sanction of holders of the First Preferred Shares or of any series of the First Preferred Shares as to any and all matters referred to herein or as may otherwise be required by the Canada Business Corporations Act or the provisions relating to any particular series may, subject to the provisions applicable to such series, and subject to the provisions of the Canada Business Corporations Act, be given by resolution passed at a meeting of such holders duly called and held for such purpose at which the holders of at least a majority of the outstanding First Preferred Shares or series, as the case may be, are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares or series, as the case may be, represented and voted at such meeting cast on a poll. If at any such meeting the holders of a majority of the outstanding First Preferred Shares or series, as the case may be, are not present or represented by proxy within half an hour after the time appointed for the meeting then the meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairman and at least ten days notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of First Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares represented and voted at such adjourned meeting cast on a poll shall constitute the sanction of the holders of First Preferred Shares or series referred to in this section 12. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting every holder of First Preferred Shares shall be entitled to one vote in respect of each First Preferred Share held. C. SECOND PREFERRED SHARES The Second Preferred Shares shall, as a class, carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth: Issue In Series 1. The directors of the Corporation may at any time and from time to time issue the Second Preferred Shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors. Limitation on Issue 2. The directors of the Corporation may not issue any Second Preferred Shares if, by doing so, the aggregate number of First Preferred Shares and Second Preferred Shares that would then be issued and outstanding would exceed 20 per cent of the aggregate number of common shares then issued and outstanding. Provisions Attaching to the Second Preferred Shares 3. The Second Preferred Shares of any series may have attached thereto rights, privileges, restrictions and conditions whether with regard to dividends (which, in the case of fixed dividends, shall in all cases be cumulative), voting, the right to convert such shares into common shares or otherwise including, without limiting the generality of the foregoing, the following kinds of rights, privileges, restrictions and conditions, namely with respect to: (a) the redemption and purchase of Second Preferred Shares by the Corporation; (b) sinking funds or funds for purchase or redemption of Second Preferred Shares; (c) payment of dividends on any other shares of the Corporation; (d) redemption, purchase or payment of any shares of the Corporation or any subsidiary of the Corporation; (e) the exercise by the Corporation of any election open to it to make any payments of corporation, income or other taxes; (f) subdivision, consolidation or reclassification of any shares of the Corporation; (g) borrowing by the Corporation or any subsidiary of the Corporation; (j) the creation or issue of any debt or equity securities by the Corporation or any subsidiary of the Corporation including the issue of any Second Preferred Shares in addition to the Second Preferred Shares at any time outstanding; (i) reduction of capital by the Corporation or any subsidiary of the Corporation; (j) retirement of notes, bonds or debentures or other indebtedness of the Corporation or any subsidiary of the Corporation; (k) conduct of the business of the Corporation or investment of its funds; (l) meetings of the holders of the Second Preferred Shares; and (m) the right of holders of Second Preferred Shares to convert or exchange such shares into shares of any class of the Corporation or into or for any other securities of the Corporation or into or for shares or securities of any other company.

Directors' Resolutions 4. The directors of the Corporation may, subject as hereinafter provided, by resolution fix from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the Second Preferred Shares of each series. Liquidation, Dissolution or Winding-Up 5. The Second Preferred Shares of all series shall rank junior to the First Preferred Shares with respect to priority in payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and will be subject in all respects to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class and to each series of First Preferred Shares. Return of Capital 6. When any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably with all preferred shares, if any, which rank on a parity with the Second Preferred Shares with respect to payment of dividends, in respect of such dividends, including accumulations, if any, in accordance with the sums which would be payable on the Second Preferred Shares and such other preferred shares if all such dividends were declared and paid in full in accordance with their terms, and the Second Preferred Shares shall participate rateably with all preferred shares, if any, which rank on a parity with the Second Preferred Shares with respect to repayment of capital, in respect of any return of capital in accordance with the sums which would be payable on the Second Preferred Shares and such other preferred shares on such return of capital if all sums so payable were paid in full in accordance with their terms. Preferences 7. The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series, and shall be entitled to preference with respect to payment of dividends over the common shares and over any other shares ranking junior to the Second Preferred Shares with respect to payment of dividends and shall be entitled to preference with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs over the common shares and over any other shares ranking junior to the Second Preferred Shares with respect to repayment of capital and may also be given such other preferences not inconsistent with the provisions hereof over the common shares and over any other shares ranking junior to the Second Preferred Shares in any respect as may be determined in the case of each series of Second Preferred Shares authorized to be issued. Purchase for Cancellation 8. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series of Second Preferred Shares, the Corporation may at any time or times purchase for cancellation (if obtainable), out of capital or otherwise, the whole or any part of the Second Preferred Shares of any one or more series outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the said series of Second Preferred Shares outstanding at the lowest price or prices at which in the opinion of the directors such shares are obtainable but not exceeding the price at which, at the date of purchase, such shares are redeemable, plus costs of purchase. If upon any invitation for tenders under the provisions of this section 7 more Second Preferred Shares of any particular series are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at that price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares of such series so tendered by each of the holders of Second Preferred Shares who submitted tenders at that price. From and after the date of purchase of any Second Preferred Shares under the provisions of this section 7, the shares so purchased shall be cancelled. Redemption 9. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, the Corporation, upon giving notice as hereinafter provided, may redeem out of capital or otherwise at any time the whole or from time to time any part of the then outstanding Second Preferred Shares of any one or more series on payment for each share of such price or prices as may at the time be applicable to such series. Subject as aforesaid, in case a part only of the then outstanding Second Preferred Shares of any particular series is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of the Second Preferred Shares of such series shall decide or, if the directors so determine, may be redeemed pro rata disregarding fractions. Procedure on Redemption 10. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, in any case of redemption of Second Preferred Shares under the provisions of the foregoing section 8, the following provisions shall apply. The Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Second Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears in the securities register maintained by or for the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares to be redeemed the redemption price on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares called for redemption. Such payment shall be made by cheque of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares shall thereupon be redeemed and shall be cancelled. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date so specified for redemption, the Second Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of such holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Second Preferred Shares as aforesaid to deposit the redemption price of the shares so called for redemption, or of such of the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Second Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares in respect whereof such deposits shall have been made shall be deemed to be redeemed and shall be cancelled and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively. Rights to Subscribe to Other Securities 11. The holders of the Second Preferred Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time attach to any series of the Second Preferred Shares. Rights to Attend and Vote at Shareholders' Meetings 12. Subject to the provisions of the Canada Business Corporations Act, and except as hereinafter provided, the holders of the Second Preferred Shares shall not be entitled to receive notice of or attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting. The holders of any particular series of Second Preferred Shares will, if the directors so determine prior to the issuance of any such series, be entitled to such voting rights as may be determined by the directors if the Corporation fails to pay dividends on that series of Second Preferred Shares for any period as may be so determined by the directors. Amendments 13. The provisions of sections 1 to 11, inclusive, the provisions of this section 12 and the provisions of the following section 13 may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the Second Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act. Sanction by Holders of Second Preferred Shares 14. The sanction of holders of the Second Preferred Shares or of any series of the Second Preferred Shares as to any and all matters referred to herein or as may otherwise be required by the Canada Business Corporations Act or the provisions relating to any particular series may, subject to the provisions applicable to such series, and subject to the provisions of the Canada Business Corporations Act, be given by resolution passed at a meeting of such holders duly called and held for such purpose at which the holders of at least a majority of the outstanding Second Preferred Shares or series, as the case may be, are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3 per cent of the

Second Preferred Shares or series, as the case may be, represented and voted at such meeting cast on a poll. If at any such meeting the holders of a majority of the outstanding Second Preferred Shares or series, as the case may be, are not present or represented by proxy within half an hour after the time appointed for the meeting then the meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairman and at least ten days notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of Second Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of the holders of not less than 66 2/3 per cent of the Second Preferred Shares represented and voted at such adjourned meeting cast on a poll shall constitute the sanction of the holders of Second Preferred Shares or series referred to in this section 13. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting every holder of Second Preferred Shares shall be entitled to one vote in respect of each Second Preferred Share held. D. SPECIAL SHARES The Special Shares shall carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth: Definitions 1. For the purposes of this Section D, the following words and phrases shall have the following meanings: (a) "Dividend Payment Date" means the last day of the Corporation's fiscal year. (b) "Period End Date" has the meaning attributed to such term in paragraph 2 below. (c) "Prime Rate" means, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by the Royal Bank of Canada on such day to determine the rates of interest on Canadian dollar loans to customers in Canada and designated by the Royal Bank of Canada as its prime rate. (d) "Redemption Amount" has the meaning attributed to such term in paragraph 4 below. (e) "Retraction Date" has the meaning attributed to such term in paragraph 5 below. Dividends 2. The holders of the Special Shares will be entitled to receive, as and when declared by the Board of Directors of the Corporation and in priority to any payment of dividends on the common shares of the Corporation, fixed, preferential, non-cumulative, cash dividends equal to the Redemption Amount multiplied by the Prime Rate as of the Dividend Payment Date, payable per annum on the Dividend Payment Date. The holders of the Special Shares shall not be entitled to any dividend other than or in excess of the non-cumulative cash dividends provided for above. If within three months after the expiration of any fiscal year of the Corporation the Board of Directors of the Corporation in its discretion shall not have declared the said fixed preferential dividend or any part thereof on the Special Shares for such fiscal year then the rights of the holders of the Special Shares to such dividend or any undeclared part thereof shall be forever extinguished. For any period which is less than a full year with respect to any Special Share which is issued, redeemed or repurchased during such year, dividends shall be deemed to accrue on a daily basis and shall be equal to the product of A x B x C, where: A = the Redemption Amount; B = the Prime Rate as of the Period End Date; and C = a fraction of which the numerator is the number of days in such period (including the day at the beginning of such period and excluding the day at the end of such period (the "Period End Date")) and of which the denominator is the number of days in such year (including the day at the beginning thereof and excluding the Dividend Payment Date at the end thereof). If, by reason of insolvency provisions of applicable law or for any other reason, on any Dividend Payment Date the dividends declared as of such date are not paid in full on all of the Special Shares then outstanding, such unpaid dividends shall be paid on a subsequent date or dates determined by the Board of Directors of the Corporation. The Board of Directors of the Corporation may, in its sole discretion, declare dividends on the Special Shares to the exclusion of any other class of shares of the Corporation. Liquidation, Dissolution or Winding Up 3. In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Special Shares will be entitled to receive, before any amount shall be paid by the Corporation, or any assets of the Corporation shall be distributed, to the holders of common shares of the Corporation or holders of any other shares of any other class of the Corporation, an amount equal to the Redemption Amount in respect of each Special Share held by them, respectively, to the extent of the amount or value of the assets of the Corporation available under applicable law for payment to holders of shares of the Corporation upon liquidation, dissolution or winding up of the Corporation. After payment to the holders of the Special Shares of the amount provided above in this paragraph 3, such holders will not be entitled to share in any further distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Redemption by Corporation 4. The Corporation may redeem at any time the whole, or from time to time any part, of the then issued and outstanding Special Shares from the holders thereof on payment (which may, at the discretion of the Corporation, be made through the issuance of a promissory note or promissory notes) of: (a) an amount for each Special Share to be redeemed equal to the aggregate fair market value of the consideration paid to the Corporation on the issuance thereof; and (b) all declared and unpaid dividends on such Special Share (collectively, the "Redemption Amount"). Retraction by Holder 5. Subject to applicable law, a holder of Special Shares will be entitled to require the Corporation to redeem, at any time, all or any of the Special Shares held by such holder, by tendering to the Corporation at its registered office a share certificate or certificates representing the Special Shares that the holder wishes to have the Corporation redeem together with a written request specifying the number of Special Shares to be redeemed and the business day (referred to herein as the "Retraction Date") on which the holder wishes to have the Corporation redeem the Special Shares. Following receipt of such share certificate or certificates and written request, the Corporation will, on the Retraction Date (or as soon as practicable thereafter), redeem such Special Shares by paying to the holder the Redemption Amount for each Special Share so redeemed.

Cancellation 6. Any Special Shares that are redeemed by the Corporation as aforesaid will for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment of the Redemption Amount by the Corporation to or for the benefit of the holder thereof. No Dilution 7. For so long as any Special Shares are outstanding, the Corporation will not: (a) declare or pay any dividend on the shares of any other class of the Corporation; or (b) redeem, purchase for cancellation or otherwise acquire any shares of any other class of the Corporation, if, in the opinion of the Board, the payment of such dividend or the consideration payable in connection with such redemption, purchase or other acquisition, as the case may be, would reduce the net realizable value of the assets of the Corporation (after taking into account all liabilities of the Corporation) to an amount that is less than the product of the Redemption Amount of each Special Share multiplied by the number of Special Shares outstanding immediately before the time of payment of such dividend or consideration, as the case may be. Voting Rights 8. Subject to applicable law, holders of the Special Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting. Specified Amount 9. For the purposes of Section 191(4) of the Income Tax Act (Canada), the amount specified in respect of the redemption, acquisition or cancellation of each Special Share shall be the amount specified by a Director or an Officer of the Corporation in a certificate that is made (a) effective concurrently with the issuance of such Special Share; and (b) pursuant to a resolution of the Board duly passed and evidenced in writing authorizing the issuance of such Special Share, such amount to be expressed as a dollar amount (and not expressed as a formula) and shall be equal to the fair market value of the consideration for which such Special Share is issued.

EXHIBIT III OTHER PROVISIONS OF THE ARTICLES OF SOUTH BOW CORPORATION 1. In addition to any power the directors may have pursuant to the Canada Business Corporations Act to fill vacancies among their number, but subject to the maximum number of directors provided for in the articles, the directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, provided the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders. 2. Meetings of shareholders of the Corporation may be held outside Canada at any of the following places: Chicago, Illinois; Boston, Massachusetts; New York, New York; Washington, D.C.; Denver, Colorado; Houston, Texas; Atlanta, Georgia; Tampa, Florida; and Orlando, Florida.

EXHIBIT IV SOUTH BOW CORPORATION BY-LAW NUMBER 1 A By-law relating generally to the transaction of the business and affairs of South Bow Corporation BE IT ENACTED as a by-law of South Bow Corporation as follows: ARTICLE 1 INTERPRETATION 1.1 Definitions. In this by-law and all other by-laws and ordinary and special resolutions of the Corporation, unless the context otherwise requires: (a) "Act" means the Canada Business Corporations Act and any act that may be substituted therefor, and the regulations promulgated thereunder, as from time to time in effect; (b) "Applicable Securities Laws": (i) means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada; and (ii) all applicable securities legislation in the United States, including, without limitation, the United States Securities Act of 1933, the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, and any applicable state securities laws. (c) "articles" means the articles of incorporation, amalgamation or arrangement, as applicable, of the Corporation, as from time to time amended or restated; (d) "board" means the board of directors of the Corporation; (e) "Corporation" means the corporation, "South Bow Corporation"; and (f) "meetings of shareholders" includes an annual or special meeting of shareholders or of any class or classes of shareholders. 1.2 Interpretation. Subject to paragraph 1.1 of this by-law, words and expressions defined in the Act have the same meanings when used herein; words importing the singular include the plural and vice versa; words importing any gender include any other gender; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations. 1.3 Subordination. This by-law and all other by-laws are subordinate to and should be read subject to the Act, the articles of the Corporation and any other applicable law. ARTICLE 2 REGISTERED OFFICE 2.1 Registered Office. The registered office of the Corporation shall be at such place in the City of Calgary, in the Province of Alberta, as the board may from time to time determine.

2.2 Trade Name. The Corporation may carry on business as or identify itself by South Bow. ARTICLE 3 DIRECTORS 3.1 Powers and Quorum. The board shall manage the business and affairs of the Corporation. A majority of the directors shall constitute a quorum. 3.2 Number of Directors. Subject to the Act, Applicable Securities Laws, applicable stock exchange requirements and any minimum and maximum number of directors specified in the articles, the number of directors to be elected at any meeting of shareholders shall be the number of directors then in office, or such other number as has been determined from time to time by resolution of the board of directors. 3.3 Election and Term. The directors shall be elected at each annual meeting of shareholders to hold office until the next annual meeting or until their respective successors are elected or appointed. At any annual meeting every retiring director shall, if qualified, be eligible for re- election. 3.4 Vacancies. Subject to the Act, where a vacancy occurs in the board, and a quorum of directors remains, the directors remaining in office may appoint a qualified person to fill the vacancy for the remainder of the term. 3.5 Advance Notice of Nominations of Directors. (a) Subject to the Act and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, called: (i) by or at the direction of the board, including pursuant to a notice of meeting; (ii) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or (iii) by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving of the notice provided for below in this paragraph 3.5 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting, and (B) who complies with the notice procedures set forth below in this paragraph 3.5. (b) In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the corporate secretary of the Corporation at the principal executive offices of the Corporation in accordance with this paragraph 3.5. (c) To be timely, a Nominating Shareholder's notice to the corporate secretary of the Corporation must be given: (i) in the case of an annual meeting of shareholders, not less than 30 days before the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth day following the Notice Date; (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth day following the day on which the first public announcement of the date of the special meeting of shareholders was made; and (iii) in the case of an annual meeting of shareholders or a special meeting of shareholders called for the purpose of electing directors (whether or not called for other purposes) where notice-and-access is used for delivery of proxy related materials, not less than 40 days before the date of the annual meeting of shareholders or the special meeting of shareholders (but in any event, not prior to the Notice Date); provided, however, that in the event that the annual meeting of shareholders or special meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting or special meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth day following the Notice Date for an annual meeting, and not later than the close of business on the fifteenth day following the Notice Date for a special meeting. (d) To be in proper written form, a Nominating Shareholder's notice to the corporate secretary of the Corporation must set forth: (i) as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person, both present and within the five years preceding the notice; (C) whether the person is a resident Canadian within the meaning of the Act; (D) the class or series and number of shares in the capital of the Corporation which are owned beneficially or of record by the person or under the control or direction of the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (E) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and (ii) as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws. The Corporation may require any proposed nominee to furnish such other information as may be required by the Act, Applicable Securities Laws, or the rules of any stock exchange on which the Corporation's shares are listed to determine the eligibility of such proposed nominee to serve as a director of the Corporation. (e) No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this paragraph 3.5; provided, however, that nothing in this paragraph 3.5 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded. (f) For purposes of this paragraph 3.5, "public announcement" means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Data Analysis and Retrieval + at www.sedarplus.ca. (g) Notwithstanding any other provision of this by-law, notice given to the corporate secretary of the Corporation pursuant to this paragraph 3.5 may only be given by personal delivery or by email, and shall be deemed to have been given and made only at the time it is served by personal delivery (at the address of the principal executive offices of the Corporation) or email (at such email address as stipulated from time to time by the corporate secretary of the Corporation for purposes of this notice) to the corporate secretary; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day. (h) Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this paragraph 3.5. 3.6 Meetings. Meetings of the board may be held at any place within or outside Canada. Meetings may be called by the chair, vice chair, the chief executive officer, the president or any two directors. 3.7 Meetings by Telephone or Electronic Facility. Subject to the requirements of the Act, any director may participate in a meeting of the board by means of a telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other during the meeting. Each director so participating shall be deemed to be present at such meeting and such meeting shall be deemed to be held at the place specified in the notice calling such meeting and, in the absence of any such specification, at the place where or from which the chair of the meeting shall have presided. 3.8 Resolution in Lieu of Meeting. A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors.

3.9 Notices. Notice of the time and place for holding a meeting shall be given to every director not less than 48 hours before the meeting is to be held; provided that notice shall not be required if the meeting is held immediately following an annual meeting of shareholders. 3.10 Voting. At all meetings of the board every matter shall be decided by a majority of the votes cast. In case of an equality of votes, the chair of the meeting shall not be entitled to a second or casting vote. 3.11 Remuneration of Directors. The directors shall be paid such remuneration for their services as the board may from time to time determine. The remuneration, if any, payable to a director who is also an officer or employee of the Corporation or who serves it in any professional capacity shall, unless the board otherwise directs, be in addition to such person's salary as an officer or employee or to such person's professional fees, as the case may be. The directors may also be paid their reasonable out-of-pocket expenses incurred in attending meetings of the directors, shareholders or committees of the board or otherwise in the performance of their duties. ARTICLE 4 COMMITTEES 4.1 Executive or Planning Committee. The directors may appoint from among their number an executive or planning committee and delegate to the executive or planning committee any powers of the board, subject to any restrictions imposed from time to time by the board or by the Act. Meetings of the executive or planning committee may be held at any place within or outside Canada. 4.2 Audit Committee. The directors shall appoint from among their number an audit committee to be composed of not fewer than three directors, who shall not be officers or employees of the Corporation or any affiliate of the Corporation. The audit committee shall have the duties provided in the Act and may exercise such other duties and perform such other functions as may be determined by the board. 4.3 Other Committees. Subject to the Act, the directors may from time to time appoint such other committees with such duties as it may deem advisable. 4.4 Procedure. Subject to the Act and any restrictions imposed by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chair and to regulate its procedure. ARTICLE 5 OFFICERS 5.1 Appointment. The board shall appoint a chief executive officer, a chief financial officer and a corporate secretary and shall elect or appoint a chair of the board who may serve in a non- executive capacity. The board may appoint a president, a vice chair, one or more executive, senior, assistant and/or other vice presidents, a treasurer and a controller and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. No person may hold the office of chair or vice chair unless that person is a director. The same person may hold more than one office, provided that the chief financial officer shall not be the chief executive officer on a permanent basis. 5.2 Chief Executive Officer. The chief executive officer shall have the general supervision of the business and affairs of the Corporation, subject to the direction of the board. In addition, the chief executive officer shall have the power to appoint an assistant controller, an assistant treasurer, an assistant corporate secretary and such division or business unit presidents and/or division or business unit vice presidents and such other divisional or business unit officers as the chief executive officer considers appropriate. Any such division or business unit presidents and division or business unit vice presidents are not, and shall not be, unless otherwise designated by the board, officers of the Corporation. 5.3 Chief Financial Officer. The chief financial officer shall (a) be responsible for keeping proper accounting records in compliance with the Act; (b) be responsible for the deposit of money, the safekeeping of securities and the disbursement of funds of the Corporation; and (c) have such other powers and duties as the board may specify. 5.4 Chief Operating Officer. The board may designate an officer as the chief operating officer. The chief operating officer shall have the general supervision of the operations of the Corporation, subject to the direction of the chief executive officer. 5.5 Chair. The chair shall preside at all meetings of the board and of shareholders and shall have such other powers and duties as the board may prescribe. If and whenever the chair is unable to act, the chair's powers and duties shall devolve upon the vice chair, if appointed, or failing the vice chair, the chief executive officer. 5.6 Corporate Secretary. The corporate secretary shall attend and be the secretary of all meetings of the board and shareholders; shall give or cause to be given notices of such meetings; and shall be the custodian of the corporate seal and of the records and contracts, documents and other instruments of the Corporation except when some other person has been designated for that purpose by the board. 5.7 Other Powers and Duties. Every officer, except the chief executive officer and the chair, shall have such powers and duties as the board or the chief executive officer may prescribe in addition to the powers and duties provided by this by-law. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs. 5.8 Term of Office. Every officer appointed by the board shall hold office during the pleasure of the board. ARTICLE 6 PROTECTION OF DIRECTORS AND OFFICERS 6.1 Limitation of Liability. No director or officer of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or any employee or for any liability or expense sustained or incurred by the Corporation in the execution of the duties of such director's office, provided that nothing herein contained shall relieve any director or officer of any liability in contravention of the Act or any other applicable statute. 6.2 Indemnity and Insurance. Subject to the limitations contained in the Act but without limit to the right of the Corporation to indemnify any person under the Act or otherwise, the Corporation shall indemnify a director or officer, a former director or officer, and may indemnify an individual who acts or acted at the Corporation's request as a director or officer or in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal or administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, if the individual: (a) acted honestly and in good faith with a view to the best interests of the Corporation, or as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful. Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of such persons referred to in this section as the board may from time to time determine. ARTICLE 7 SHARES 7.1 Share Certificates. Share certificates shall be signed by the chair, the vice chair, the president or a vice president and by the corporate secretary or an assistant secretary and need not be under the corporate seal. Share certificates representing shares in respect of which a transfer agent has been appointed shall be countersigned manually by or on behalf of such transfer agent. The facsimile signature of such officers or, in the case of share certificates representing shares in respect of which a transfer agent has been appointed, of both of such officers, may be mechanically reproduced thereon. Share certificates so signed shall continue to be valid notwithstanding that one or both of the officers whose signature is mechanically reproduced thereon no longer holds office at the date of issue thereof. 7.2 Transfer Agent and Registrar. The board may appoint or remove a transfer agent or a registrar and one or more branch transfer agents or registrars for the shares of the Corporation. ARTICLE 8 MEETING OF SHAREHOLDERS 8.1 Meetings. Meetings of shareholders shall be held at such place within or outside Canada as specified in the Corporation's articles at such time and on such day as the board may determine. To the extent permitted by the Act, meetings of shareholders may be held entirely by means of a telephonic, electronic or other communication facility, including teleconferencing, video conferencing, computer link, webcasting and other similar means and any such meeting shall be deemed to be held at the registered office of the Corporation. 8.2 Notice of Meetings and Documentation. Notice of the time and place of a meeting of shareholders shall be sent not less than 21 days and not more than 60 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditor of the Corporation. Where there is more than one person registered as a shareholder in respect of any share or shares, such notice may be given to whichever of such persons is named first in the securities register of the Corporation and any notice so given shall be sufficient notice to all of them. Notice of shareholder meetings or any notices or documents intended for shareholders may be given by any means permitted under the articles or by-laws of the Corporation or any other applicable law. In the event that it is impossible or impracticable for any reason whatsoever to give notice as otherwise permitted under the laws governing the Corporation, notice may be given by advertisement published once in a newspaper in such cities or places as the directors may from time to time determine. 8.3 Record Date of Notice. The board may fix in advance a record date preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days for the determination of the shareholders entitled to notice of, and vote at, the meeting, provided that notice of any such record date is given not less than 7 days before such record date in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of, and to vote at, the meeting shall be the close of business on the day immediately preceding the day on which the notice is given. 8.4 Quorum. Two persons present and each entitled to vote thereat and representing either in their own right or by proxy or as the duly authorized representative of a corporate shareholder 25 per cent of the issued shares of the Corporation carrying voting rights at such time shall constitute a quorum at any meeting of shareholders. 8.5 Proxies. A shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the power conferred by the proxy. An instrument of proxy shall conform to the requirements of the Act and any requirements established by the board or shall be otherwise acceptable to the chair of the meeting at which the instrument of proxy is to be used. The decision of the chair of the meeting on any question regarding the validity or invalidity of any instruments of proxy and any questions as to the admission or rejection of a vote shall be conclusive and binding upon the shareholders. The chair of the meeting shall have the right to waive or extend any proxy deposit deadlines in his or her sole discretion. 8.6 Persons Entitled to be Present. The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat and such others who, although not entitled to vote thereat, are entitled or required to attend under the Act, the articles, the by-laws or applicable laws. Any other person may be permitted to attend a meeting of shareholders by the chair of the meeting or with the consent of the meeting. 8.7 Voting. Subject to the Act, the articles and any other applicable law, every matter at a meeting of shareholders shall be decided by a show of hands unless a ballot is required by the chair or demanded by any person entitled to vote. Upon a show of hands every person entitled to vote shall have one vote. After a vote by a show of hands has been taken the chair may still require or any person entitled to vote may still demand a ballot thereon. Whenever a vote by show of hands has been taken, unless a ballot is required or demanded, a declaration by the chair of the meeting that the vote upon the matter has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the result of the vote. 8.8 Electronic Voting. The board may determine that, in combination with other voting means, any vote of shareholders may also be held, in accordance with any regulations under the Act, by means of telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility. 8.9 Votes to Govern. Unless otherwise required by the Act, the articles or any other applicable law, every matter at a meeting of shareholders shall be decided by a majority of the votes cast on the matter. In case of an equality of votes, either upon a show of hands or upon a poll, the chair of the meeting of shareholders shall not be entitled to a second or casting vote. 8.10 Ballots. If a ballot is required by the chair of the meeting or demanded by any person entitled to vote, a ballot upon the matter shall be taken in such manner as the chair of the meeting shall direct. 8.11 Scrutineers. At any meeting of the shareholders, one or more persons, who may be shareholders, may be appointed to serve as scrutineers at the meeting either by a resolution of the meeting or by the chair.

8.12 Adjournment. The chair of any meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place. The reconvened meeting following the adjournment shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. If there is no quorum present at the reconvened meeting following the adjournment, the original meeting shall be deemed to have terminated forthwith after its adjournment. 8.13 Inquiries. The board or the chair of any meeting of shareholders may, but need not, at any time (including prior to, at, or subsequent to the meeting), ask questions of, and request the production of evidence from, a shareholder (including a beneficial owner), the transfer agent or such other person as the board or the chair considers appropriate for the purposes of determining a person's share ownership position as at the relevant record date and authority to vote. For greater certainty, the board or the chair may, but need not, at any time: (a) inquire into the legal or beneficial share ownership of any person as at the relevant record date and the authority of any person to vote at the meeting; and (b) request from that person production of evidence as to such share ownership position and the existence of the authority to vote. Any such inquiry or request by the board or the chair shall be responded to as soon as reasonably possible. ARTICLE 9 NOTICES 9.1 Giving of Notice. Any notice or other document to be given or sent by the Corporation to a shareholder, director or officer or to the auditor of the Corporation or any other person may be given or sent by prepaid mail or by any electronic or other communication facility, or may be delivered personally to, the person to whom it is to be given or sent at the person's latest address as shown in the records of the Corporation or its transfer agent or in any notice filed in accordance with the provisions of the Act. The board may establish, by resolution, procedures to give, deliver or send a notice or other document to the shareholders, directors, the auditor or other persons by any means permitted under the laws governing the Corporation or pursuant to the articles or by-laws of the Corporation. The accidental omission to give notice to any shareholder, director or officer or to the auditor or other persons or the non-receipt of any notice or any error in a notice not affecting the substance thereof shall not invalidate any action taken at any meeting called by such notice or otherwise founded thereon. Any notice with respect to any shares registered in more than one name may, if more than one address appears on the books of the Corporation in respect of such joint holding, be given the joint shareholders at any such address. Subject to applicable laws, a notice or other document shall be deemed to have been given, delivered or sent: (a) when it is delivered personally or to the address recorded in the records or security register of the Corporation; (b) when it has been deposited in a post office or post office letter box; or (c) when it has been dispatched or delivered for dispatch by means of electronic or other communication facilities.

ARTICLE 10 DIVIDENDS AND OTHER RIGHTS 10.1 Dividends. Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. 10.2 Record Date for Dividends and other Rights. For the purpose of determining the persons entitled to receive payment of any dividend or for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, the board may fix in advance a date preceding the date for the particular action by not more than 60 days for the determination of such persons. Notice of such date shall be given not less than 7 days prior to such date: (a) by advertisement in a newspaper distributed in the place where the Corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded; and (b) by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading. If no record date is so fixed, the record date for the determination of the shareholders entitled to receive payment of any dividend or for any other purpose except the right to receive notice of or to vote at a meeting of shareholders shall be at the close of business on the day on which the board passes the resolution relating thereto. ARTICLE 11 GENERAL 11.1 Financial Year. The financial year of the Corporation shall end on the 31st day of December unless and until changed by the board. 11.2 Corporate Seal. The corporate seal shall bear the name of the Corporation and may bear such insignia as may be approved from time to time by the board. 11.3 Execution of Instruments. Contracts, documents and other instruments requiring execution by the Corporation may be signed on behalf of the Corporation by such directors and officers of the Corporation as are authorized by the board from time to time. The board may, by resolution, establish certain protocols and authorities for the signing of contracts, documents and other instruments on behalf of the Corporation. In the absence of any specific board authority, the chief executive officer, as to any instruments pertaining solely to a division, business unit or sub-unit, may designate any divisional or business unit officers or employees to execute instruments, either solely, with another, or generally or specifically, on behalf of such division or business unit. Any signing officer may affix the corporate seal to any instrument requiring the same. 11.4 Banking. The bank accounts of the Corporation shall be kept with such banks or trust companies as the board may from time to time determine and the board may appoint the chief financial officer and treasurer to determine such banks or trust companies from time to time. The board may appoint any person or persons as authorized signatories on any such bank accounts as it may from time to time determine. ARTICLE 12 DIVISIONS AND BUSINESS UNITS 12.1 Creation and Consolidation of Divisions and Business Units. The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions or business units upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division or business unit to be further divided into sub-units and the business and operations of any such divisions, business units or sub-units to be consolidated upon such basis as the board may consider appropriate in each case. 12.2 Name of Division or Business Units. Any division, business unit or their sub-units may be designated by such name as the board may from time to time determine and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name. Any such contract, cheque or document shall be binding upon the Corporation when signed in accordance with paragraph 11.3 as if it had been entered into or signed in the name of the Corporation. ARTICLE 13 EFFECTIVE DATE AND REPEAL 13.1 Effective Date. This by-law shall come into force upon the date of the approval of the by-law by the board. 13.2 Repeal. The by-laws of the Corporation heretofore enacted are repealed. The repeal of such by-laws shall be without prejudice to any action taken or right acquired or obligation incurred thereunder. All directors, officers and other persons acting under any repealed by-law shall continue to act as if elected or appointed under the provisions of this by-law. All resolutions with continuing effect of the board, committees of the board and shareholders shall continue in effect except to the extent inconsistent with this by-law.

EXHIBIT V SUBSEQUENT AMENDMENT TO THE ARTICLES OF SOUTH BOW CORPORATION A. COMMON SHARES The common shares of the Corporation shall entitle the holders thereof to vote, on the basis of one vote per common share, at all meetings of shareholders, except meetings at which only holders of another specified class of shares are entitled to vote, and shall, subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares and the Second Preferred Shares, whether as a class or a series, and to any other class or series of shares of the Corporation which rank prior to the common shares, entitle the holders thereof to receive (a) dividends if, as and when declared by the Board of Directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amount and payable at such times and at such place or places as the Board of Directors may from time to time determine and (b) the remaining property of the Corporation upon a dissolution. B. FIRST PREFERRED SHARES The First Preferred Shares shall, as a class, carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth: Issue In Series 1. The directors of the Corporation may at any time and from time to time issue the First Preferred Shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors. Limitation on Issue 2. The directors of the Corporation may not issue any First Preferred Shares if, by doing so, the aggregate number of First Preferred Shares and Second Preferred Shares that would then be issued and outstanding would exceed 20 per cent of the aggregate number of common shares then issued and outstanding. Provisions Attaching to the First Preferred Shares 3. The First Preferred Shares of any series may have attached thereto rights, privileges, restrictions and conditions whether with regard to dividends (which, in the case of fixed dividends, shall in all cases be cumulative), voting, the right to convert such shares into common shares or otherwise including, without limiting the generality of the foregoing, the following kinds of rights, privileges, restrictions and conditions, namely with respect to: (a) the redemption and purchase of First Preferred Shares by the Corporation; (b) sinking funds or funds for purchase or redemption of First Preferred Shares; (c) payment of dividends on any other shares of the Corporation; (d) redemption, purchase or payment of any shares of the Corporation or any subsidiary of the Corporation; (e) the exercise by the Corporation of any election open to it to make any payments of corporation, income or other taxes; (f) subdivision, consolidation or reclassification of any shares of the Corporation; (g) borrowing by the Corporation or any subsidiary of the Corporation; (h) the creation or issue of any debt or equity securities by the Corporation or any subsidiary of the Corporation including the issue of any First Preferred Shares in addition to the First Preferred Shares at any time outstanding; (i) reduction of capital by the Corporation or any subsidiary of the Corporation; (j) retirement of notes, bonds or debentures or other indebtedness of the Corporation or any subsidiary of the Corporation; (k) conduct of the business of the Corporation or investment of its funds; (l) meetings of the holders of the First Preferred Shares; and (m) the right of holders of First

Preferred Shares to convert or exchange such shares into shares of any class of the Corporation or into or for any other securities of the Corporation or into or for shares or securities of any other company. Directors' Resolutions 4. The directors of the Corporation may, subject as hereinafter provided, by resolution fix from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the First Preferred Shares of each series. Return of Capital 5. When any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably with all preferred shares, if any, which rank on a parity with the First Preferred Shares with respect to payment of dividends, in respect of such dividends, including accumulations, if any, in accordance with the sums which would be payable on the First Preferred Shares and such other preferred shares if all such dividends were declared and paid in full in accordance with their terms, and the First Preferred Shares shall participate rateably with all preferred shares, if any, which rank on a parity with the First Preferred Shares with respect to repayment of capital, in respect of any return of capital in accordance with the sums which would be payable on the First Preferred Shares and such other preferred shares on such return of capital if all sums so payable were paid in full in accordance with their terms. Preferences 6. The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series, and shall be entitled to preference with respect to payment of dividends over the common shares and over any other shares ranking junior to the First Preferred Shares with respect to payment of dividends and shall be entitled to preference with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs over the common shares and over any other shares ranking junior to the First Preferred Shares with respect to repayment of capital and may also be given such other preferences not inconsistent with the provisions hereof over the common shares and over any other shares ranking junior to the First Preferred Shares in any respect as may be determined in the case of each series of First Preferred Shares authorized to be issued. Purchase for Cancellation 7. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series of First Preferred Shares, the Corporation may at any time or times purchase for cancellation (if obtainable) out of capital or otherwise the whole or any part of the First Preferred Shares of any one or more series outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the said series of First Preferred Shares outstanding at the lowest price or prices at which in the opinion of the directors such shares are obtainable but not exceeding the price at which, at the date of purchase, such shares are redeemable, plus costs of purchase. If upon any invitation for tenders under the provisions of this section 6 more First Preferred Shares of any particular series are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at that price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of First Preferred Shares of such series so tendered by each of the holders of First Preferred Shares who submitted tenders at that price. From and after the date of purchase of any First Preferred Shares under the provisions of this section 6, the shares so purchased shall be cancelled. Redemption 8. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, the Corporation, upon giving notice as hereinafter provided, may redeem out of capital or otherwise at any time the whole or from time to time any part of the then outstanding First Preferred Shares of any one or more series on payment for each share of such price or prices as may at the time be applicable to such series. Subject as aforesaid, in case a part only of the then outstanding First Preferred Shares of any particular series is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of the First Preferred Shares of such series shall decide or, if the directors so determine, may be redeemed pro rata disregarding fractions. Procedure on Redemption 9. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, in any case of redemption of First Preferred Shares under the provisions of the foregoing section 7, the following provisions shall apply. The Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of First Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such First Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears in the securities register maintained by or for the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the First Preferred Shares to be redeemed the redemption price on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates for the First Preferred Shares called for redemption. Such payment shall be made by cheque of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada. Such First Preferred Shares shall thereupon be redeemed and shall be cancelled. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date so specified for redemption, the First Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of such holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any First Preferred Shares as aforesaid to deposit the redemption price of the shares so called for redemption, or of such of the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such First Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the First Preferred Shares in respect whereof such deposit shall have been made shall be cancelled and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively. Rights to Subscribe to Other Securities 10. The holders of the First Preferred Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time attach to any series of the First Preferred Shares. Rights to Attend and Vote at Shareholders' Meetings 11. Subject to the provisions of the Canada Business Corporations Act, and except as hereinafter provided, the holders of the First Preferred Shares shall not be entitled to receive notice of or attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting. The holders of any particular series of First Preferred Shares will, if the directors so determine prior to the issuance of any such series, be entitled to such voting rights as may be determined by the directors if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the directors. Amendments 12. The provisions of sections 1 to 10, inclusive, the provisions of this section 11 and the provisions of the following section 12 may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the First Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act. Sanction by Holders of First Preferred Shares 13. The sanction of holders of the First Preferred Shares or of any series of the First Preferred Shares as to any and all matters referred to herein or as may otherwise be required by the Canada Business Corporations Act or the provisions relating to any particular series may, subject to the provisions applicable to such series, and subject to the provisions of the Canada Business Corporations Act, be given by resolution passed at a meeting of such holders duly called and held for such purpose at which the holders of at least a majority of the outstanding First Preferred Shares or series, as the case may be, are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares or series, as the case may be, represented and voted at such meeting cast on a poll. If at any such meeting the holders of a majority of the outstanding First Preferred Shares or series, as the case may be, are not present or represented by proxy within half an hour after the time appointed for the meeting then the meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairman and at least ten days notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of First Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares represented and voted at such adjourned meeting cast on a poll shall constitute the sanction of the holders of First Preferred Shares or series referred to in this section 12. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting every holder of First Preferred Shares shall be entitled to one vote in respect of each First Preferred Share held. C. SECOND PREFERRED SHARES The Second Preferred Shares shall, as a class, carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth: Issue In Series 1. The directors of the Corporation may at any time and from time to time issue the Second Preferred Shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors. Limitation on Issue 2. The directors of the Corporation may not issue any Second Preferred Shares if, by doing so, the aggregate number of First Preferred Shares and Second Preferred Shares that would then be issued and outstanding would exceed 20 per cent of the aggregate number of common shares then issued and outstanding. Provisions Attaching to the Second Preferred Shares 3. The Second Preferred Shares of any series may have attached thereto rights, privileges, restrictions and conditions whether with regard to dividends (which, in the case of fixed dividends, shall in all cases be cumulative), voting, the right to convert such shares into common shares or otherwise including, without limiting the generality of the foregoing, the following kinds of rights, privileges, restrictions and conditions, namely with respect to: (a) the redemption and purchase of Second Preferred Shares by the Corporation; (b) sinking funds or funds for purchase or redemption of Second Preferred Shares; (c) payment of dividends on any other shares of the Corporation; (d) redemption, purchase or payment of any shares of the Corporation or any subsidiary of the Corporation; (e) the exercise by the Corporation of any election open to it to make any payments of corporation, income or other taxes; (f) subdivision, consolidation or reclassification of any shares of the Corporation; (g) borrowing by the Corporation or any subsidiary of the Corporation; (h) the creation or issue of any debt or equity securities by the Corporation or any subsidiary of the Corporation including the issue of any Second Preferred Shares in addition to the Second Preferred Shares at any time outstanding; (i) reduction of capital by the Corporation or any subsidiary of the Corporation; (j) retirement of notes, bonds or debentures or other indebtedness of the Corporation or any subsidiary of the Corporation; (k) conduct of the business of the Corporation or investment of its funds; (l) meetings of the holders of the Second Preferred Shares; and (m) the right of holders of Second Preferred Shares to convert or exchange such shares into shares of any class of the Corporation or into or for any other securities of the Corporation or into or for shares or securities of any other company.

Directors' Resolutions 4. The directors of the Corporation may, subject as hereinafter provided, by resolution fix from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the Second Preferred Shares of each series. Liquidation, Dissolution or Winding-Up 5. The Second Preferred Shares of all series shall rank junior to the First Preferred Shares with respect to priority in payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and will be subject in all respects to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class and to each series of First Preferred Shares. Return of Capital 6. When any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably with all preferred shares, if any, which rank on a parity with the Second Preferred Shares with respect to payment of dividends, in respect of such dividends, including accumulations, if any, in accordance with the sums which would be payable on the Second Preferred Shares and such other preferred shares if all such dividends were declared and paid in full in accordance with their terms, and the Second Preferred Shares shall participate rateably with all preferred shares, if any, which rank on a parity with the Second Preferred Shares with respect to repayment of capital, in respect of any return of capital in accordance with the sums which would be payable on the Second Preferred Shares and such other preferred shares on such return of capital if all sums so payable were paid in full in accordance with their terms. Preferences 7. The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series, and shall be entitled to preference with respect to payment of dividends over the common shares and over any other shares ranking junior to the Second Preferred Shares with respect to payment of dividends and shall be entitled to preference with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs over the common shares and over any other shares ranking junior to the Second Preferred Shares with respect to repayment of capital and may also be given such other preferences not inconsistent with the provisions hereof over the common shares and over any other shares ranking junior to the Second Preferred Shares in any respect as may be determined in the case of each series of Second Preferred Shares authorized to be issued. Purchase for Cancellation 8. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series of Second Preferred Shares, the Corporation may at any time or times purchase for cancellation (if obtainable), out of capital or otherwise, the whole or any part of the Second Preferred Shares of any one or more series outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the said series of Second Preferred Shares outstanding at the lowest price or prices at which in the opinion of the directors such shares are obtainable but not exceeding the price at which, at the date of purchase, such shares are redeemable, plus costs of purchase. If upon any invitation for tenders under the provisions of this section 7 more Second Preferred Shares of any particular series are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at that price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares of such series so tendered by each of the holders of Second Preferred Shares who submitted tenders at that price. From and after the date of purchase of any Second Preferred Shares under the provisions of this section 7, the shares so purchased shall be cancelled. Redemption 9. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, the Corporation, upon giving notice as hereinafter provided, may redeem out of capital or otherwise at any time the whole or from time to time any part of the then outstanding Second Preferred Shares of any one or more series on payment for each share of such price or prices as may at the time be applicable to such series. Subject as aforesaid, in case a part only of the then outstanding Second Preferred Shares of any particular series is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of the Second Preferred Shares of such series shall decide or, if the directors so determine, may be redeemed pro rata disregarding fractions. Procedure on Redemption 10. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, in any case of redemption of Second Preferred Shares under the provisions of the foregoing section 8, the following provisions shall apply. The Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Second Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears in the securities register maintained by or for the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares to be redeemed the redemption price on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares called for redemption. Such payment shall be made by cheque of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares shall thereupon be redeemed and shall be cancelled. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date so specified for redemption, the Second Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of such holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Second Preferred Shares as aforesaid to deposit the redemption price of the shares so called for redemption, or of such of the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Second Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares in respect whereof such deposits shall have been made shall be deemed to be redeemed and shall be cancelled and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively. Rights to Subscribe to Other Securities 11. The holders of the Second Preferred Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time attach to any series of the Second Preferred Shares. Rights to Attend and Vote at Shareholders' Meetings 12. Subject to the provisions of the Canada Business Corporations Act, and except as hereinafter provided, the holders of the Second Preferred Shares shall not be entitled to receive notice of or attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting. The holders of any particular series of Second Preferred Shares will, if the directors so determine prior to the issuance of any such series, be entitled to such voting rights as may be determined by the directors if the Corporation fails to pay dividends on that series of Second Preferred Shares for any period as may be so determined by the directors. Amendments 13. The provisions of sections 1 to 11, inclusive, the provisions of this section 12 and the provisions of the following section 13 may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the Second Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act. Sanction by Holders of Second Preferred Shares 14. The sanction of holders of the Second Preferred Shares or of any series of the Second Preferred Shares as to any and all matters referred to herein or as may otherwise be required by the Canada Business Corporations Act or the provisions relating to any particular series may, subject to the provisions applicable to such series, and subject to the provisions of the Canada Business Corporations Act, be given by resolution passed at a meeting of such holders duly called and held for such purpose at which the holders of at least a majority of the outstanding Second Preferred Shares or series, as the case may be, are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3 per cent of the

Second Preferred Shares or series, as the case may be, represented and voted at such meeting cast on a poll. If at any such meeting the holders of a majority of the outstanding Second Preferred Shares or series, as the case may be, are not present or represented by proxy within half an hour after the time appointed for the meeting then the meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairman and at least ten days notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of Second Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of the holders of not less than 66 2/3 per cent of the Second Preferred Shares represented and voted at such adjourned meeting cast on a poll shall constitute the sanction of the holders of Second Preferred Shares or series referred to in this section 13. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting every holder of Second Preferred Shares shall be entitled to one vote in respect of each Second Preferred Share held.

EXHIBIT VI SUBSEQUENT AMENDMENT TO THE ARTICLES OF TC ENERGY CORPORATION A. COMMON SHARES The common shares of the Corporation shall entitle the holders thereof to one vote at all meetings of shareholders, except meetings at which only holders of another specified class of shares are entitled to vote, and shall, subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares and the Second Preferred Shares, whether as a class or a series, and to any other class or series of shares of the Corporation which rank prior to the common shares, entitle the holders thereof to receive (a) dividends if, as and when declared by the Board of Directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amount and payable at such times and at such place or places as the Board of Directors may from time to time determine and (b) the remaining property of the Corporation upon a dissolution. B. FIRST PREFERRED SHARES The First Preferred Shares shall, as a class, carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth: Issue In Series 1. The directors of the Corporation may at any time and from time to time issue the First Preferred Shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors. Provisions Attaching to the First Preferred Shares 2. The First Preferred Shares of any series may have attached thereto rights, privileges, restrictions and conditions whether with regard to dividends (which, in the case of fixed dividends, shall in all cases be cumulative), voting, the right to convert such shares into common shares or otherwise including, without limiting the generality of the foregoing, the following kinds of rights, privileges, restrictions and conditions, namely with respect to: (a) the redemption and purchase of First Preferred Shares by the Corporation; (b) sinking funds or funds for purchase or redemption of First Preferred Shares; (c) payment of dividends on any other shares of the Corporation; (d) redemption, purchase or payment off of any shares of the Corporation or any subsidiary of the Corporation; (e) the exercise by the Corporation of any election open to it to make any payments of corporation, income or other taxes; (f) subdivision, consolidation or reclassification of any shares of the Corporation; (g) borrowing by the Corporation or any subsidiary of the Corporation; (h) the creation or issue of any debt or equity securities by the Corporation or any subsidiary of the Corporation including the issue of any First Preferred Shares in addition to the First Preferred Shares at any time outstanding; (i) reduction of capital by the Corporation or any subsidiary of the Corporation; (j) retirement of notes, bonds or debentures or other indebtedness of the Corporation or any subsidiary of the Corporation; (k) conduct of the business of the Corporation or investment of its funds; (l) meetings of the holders of the First Preferred Shares; and (m) the right of holders of First Preferred Shares to convert or exchange such shares into shares of any class of the Corporation or into or for any other securities of the Corporation or into or for shares or securities of any other company. Directors' Resolutions 3. The directors of the Corporation may, subject as hereinafter provided, by resolution fix from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the First Preferred Shares of each series. Return of Capital 4. When any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably with all preferred shares, if any, which rank on a parity with the First Preferred Shares with respect to payment of dividends, in respect of such dividends, including accumulations, if any, in accordance with the sums which would be payable on the First Preferred Shares and such other preferred shares if all such dividends were declared and paid in full in accordance with their terms, and the First Preferred Shares shall participate rateably with all preferred shares, if any, which rank on a parity with the First Preferred Shares with respect to repayment of capital, in respect of any return of capital in accordance with the sums which would be payable on the First Preferred Shares and such other preferred shares on such return of capital if all sums so payable were paid in full in accordance with their terms. Preferences 5. The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series, and shall be entitled to preference with respect to payment of dividends over the common shares and over any other shares ranking junior to the First Preferred Shares with respect to payment of dividends and shall be entitled to preference with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs over the common shares and over any other shares ranking junior to the First Preferred Shares with respect to repayment of capital and may also be given such other preferences not inconsistent with the provisions hereof over the common shares and over any other shares ranking junior to the First Preferred Shares in any respect as may be determined in the case of each series of First Preferred Shares authorized to be issued. Purchase for Cancellation 6. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series of First Preferred Shares, the Corporation may at any time or times purchase for cancellation (if obtainable) out of capital or otherwise the whole or any part of the First Preferred Shares of any one or more series outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the said series of First Preferred Shares outstanding at the lowest price or prices at which in the opinion of the directors such shares are obtainable but not exceeding the price at which, at the date of purchase, such shares are redeemable, plus costs of purchase. If upon any invitation for tenders under the provisions of this section 6 more First Preferred Shares of any particular series are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at that price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of First Preferred Shares of such series so tendered by each of the holders of First Preferred Shares who submitted tenders at that price. From and after the date of purchase of any First Preferred Shares under the provisions of this section 6, the shares so purchased shall be cancelled. Redemption 7. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, the Corporation, upon giving notice as hereinafter provided, may redeem out of capital or otherwise at any time the whole or from time to time any part of the then outstanding First Preferred Shares of any one or more series on payment for each share of such price or prices as may at the time be applicable to such series. Subject as aforesaid, in case a part only of the then outstanding First Preferred Shares of any particular series is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of the First Preferred Shares of such series shall decide or, if the directors so determine, may be redeemed pro rata disregarding fractions. Procedure on Redemption 8. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, in any case of redemption of First Preferred Shares under the provisions of the foregoing section 7, the following provisions shall apply. The Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of First Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such First Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears in the securities register maintained by or for the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the First Preferred Shares to be redeemed the redemption price on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates for the First Preferred Shares called for redemption. Such payment shall be made by cheque of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada. Such First Preferred Shares shall thereupon be redeemed and shall be cancelled. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date so specified for redemption, the First Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of such holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any First Preferred Shares as aforesaid to deposit the redemption price of the shares so called for redemption, or of such of the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such First Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the First Preferred Shares in respect whereof such deposit shall have been made shall be cancelled and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively. Rights to Subscribe to Other Securities 9. The holders of the First Preferred Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time attach to any series of the First Preferred Shares. Rights to Attend and Vote at Shareholders' Meetings 10. Subject to the provisions of the Canada Business Corporations Act, and except as hereinafter provided, the holders of the First Preferred Shares shall not be entitled to receive notice of or attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting. The holders of any particular series of First Preferred Shares will, if the directors so determine prior to the issuance of any such series, be entitled to such voting rights as may be determined by the directors if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the directors. Amendments 11. The provisions of the foregoing sections 1 to 10, inclusive, the provisions of this section 11 and the provisions of the following section 12 may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the First

Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act. Sanction by Holders of First Preferred Shares 12. The sanction of holders of the First Preferred Shares or of any series of the First Preferred Shares as to any and all matters referred to herein or as may otherwise be required by the Canada Business Corporations Act or the provisions relating to any particular series may, subject to the provisions applicable to such series, and subject to the provisions of the Canada Business Corporations Act, be given by resolution passed at a meeting of such holders duly called and held for such purpose at which the holders of at least a majority of the outstanding First Preferred Shares or series, as the case may be, are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares or series, as the case may be, represented and voted at such meeting cast on a poll. If at any such meeting the holders of a majority of the outstanding First Preferred Shares or series, as the case may be, are not present or represented by proxy within half an hour after the time appointed for the meeting then the meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairman and at least ten days notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of First Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares represented and voted at such adjourned meeting cast on a poll shall constitute the sanction of the holders of First Preferred Shares or series referred to in this section 12. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting every holder of First Preferred Shares shall be entitled to one vote in respect of each First Preferred Share held. C. SECOND PREFERRED SHARES The Second Preferred Shares shall, as a class, carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth: Issue in Series 1. The directors of the Corporation may at any time and from time to time issue the Second Preferred Shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors. Provisions attaching to the Second Preferred Shares 2. The Second Preferred Shares of any series may have attached thereto rights, privileges, restrictions and conditions whether with regard to dividends (which, in the case of fixed dividends, shall in all cases be cumulative), voting, the right to convert such shares into common shares or otherwise including, without limiting the generality of the foregoing, the following kinds of rights, privileges, restrictions and conditions, namely with respect to: (a) the redemption and purchase of Second Preferred Shares by the Corporation; (b) sinking funds or funds for purchase or redemption of Second Preferred Shares; (c) payment of dividends on any other shares of the Corporation; (d) redemption, purchase or payment of any shares of the Corporation or any subsidiary of the Corporation; (e) the exercise by the Corporation of any election open to it to make any payments of corporation, income or other taxes; (f) subdivision, consolidation or reclassification of any shares of the Corporation; (g) borrowing by the Corporation or any subsidiary of the Corporation; (h) the creation or issue of any debt or equity securities by the Corporation or any subsidiary of the Corporation including the issue of any Second Preferred Shares in addition to the Second Preferred Shares at any time outstanding; (i) reduction of capital by the Corporation or any subsidiary of the Corporation; (j) retirement of notes, bonds or debentures or other indebtedness of the Corporation or any subsidiary of the Corporation; (k) conduct of the business of the Corporation or investment of its funds; (l) meetings of the holders of the Second Preferred Shares; and (m) the right of holders of Second Preferred Shares to convert or exchange such shares of any class of the Corporation into or for any other securities of the Corporation or into or for shares or securities of any other company. Directors' Resolution 3. The directors of the Corporation may, subject as hereinafter provided, by resolution fix from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the Second Preferred Shares of each series. Liquidation, Dissolution or Winding-Up 4. The Second Preferred Shares of all series shall rank junior to the First Preferred Shares with respect to priority in payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and will be subject in all respects to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class and to each series of First Preferred Shares. Return of Capital 5. When any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably with all preferred shares, if any, which rank on a parity with the Second Preferred Shares with respect to payment of dividends, in respect of such dividends, including accumulations, if any, in accordance with the sums which would be payable on the Second Preferred Shares and such other preferred shares if all such dividends were declared and paid in full in accordance with their terms, and the Second Preferred Shares shall participate rateably with all preferred shares, if any, which rank on a parity with the Second Preferred Shares with respect to repayment of capital, in respect of any return of capital in accordance with the sums which would be payable on the Second Preferred Shares and such other preferred shares on such return of capital if all sums so payable were paid in full in accordance with their terms.

Preferences 6. The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series, and shall be entitled to preference with respect to payment of dividends over the common shares and over any other shares ranking junior to the Second Preferred Shares with respect to payment of dividends and shall be entitled to preference with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary of involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs over the common shares and over any other shares ranking junior to the Second Preferred Shares with respect to repayment of capital and may also be given such other preferences not inconsistent with the provisions hereof over the common shares and over any other shares ranking junior to the Second Preferred Shares in any respect as may be determined in the case of each series of Second Preferred Shares authorized to be issued. Purchase for Cancellation 7. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series of Second Preferred Shares, the Corporation may at any time or times purchase for cancellation (if obtainable), out of capital or otherwise, the whole or any part of the Second Preferred Shares of any one or more series outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the said series of Second Preferred Shares outstanding at the lowest price or prices at which in the opinion of the directors such shares are obtainable but not exceeding the price at which, at the date of purchase, such shares are redeemable, plus costs of purchase. If upon any invitation for tenders under the provisions of this section 7 more Second Preferred Shares of any particular series are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at that price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares of such series so tendered by each of the holders of Second Preferred Shares who submitted tenders at that price. From and after the date of purchase of any Second Preferred Shares under the provisions of this section 7, the shares so purchased shall be cancelled. Redemption 8. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, the Corporation, upon giving notice as hereinafter provided, may redeem out of capital or otherwise at any time the whole or from time to time any part of the then outstanding Second Preferred Shares of any one or more series on payment for each share of such price or prices as may at the time be applicable to such series. Subject as aforesaid, in case a part only of the then outstanding Second Preferred Shares of any particular series is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of the Second Preferred Shares of such series shall decide or, if the directors so determine, may be redeemed pro rata disregarding fractions. Procedure on Redemption 9. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, in any case of redemption of Second Preferred Shares under the provisions of the foregoing section 8, the following provisions shall apply. The Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Second Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears in the securities register maintained by or for the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares to be redeemed the redemption price on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares called for redemption. Such payment shall be made by cheque of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares shall thereupon be redeemed and shall be cancelled. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date so specified for redemption, the Second Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of such holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Second Preferred Shares as aforesaid to deposit the redemption price of the shares so called for redemption, or of such of the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Second Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares in respect whereof such deposits shall have been made shall be deemed to be redeemed and shall be cancelled and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively. Rights to Subscribe to Other Securities 10. The holders of the Second Preferred Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time attach to any series of the Second Preferred Shares. Rights to Attend and Vote at Shareholders' Meetings 11. Subject to the Canada Business Corporations Act, and except as hereinafter provided, the holders of the Second Preferred Shares shall not be entitled to receive notice of or attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting. The holders of any particular series of Second Preferred Shares will, if the directors so determine prior to the issuance of any such series, be entitled to such voting rights as may be determined by the directors if the Corporation fails to pay dividends on that series of Second Preferred Shares for any period as may be so determined by the directors. Amendments 12. The provisions of sections 1 to 11, inclusive, the provisions of this section 12 and the provisions of the following section 13 may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the Second Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act. Sanction by Holders of Second Preferred Shares 13. The sanction of holders of the Second Preferred Shares or of any series of the Second Preferred Shares as to any and all matters referred to herein or as may otherwise be required by the Canada Business Corporations Act or the provisions relating to any particular series may, subject to the provisions applicable to such series, and subject to the Canada Business Corporations Act, be given by resolution passed at a meeting of such holders duly called and held for such purpose at which the holders of at least a majority of the outstanding Second Preferred Shares or series, as the case may be, are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3 per cent of the Second Preferred Shares or series, as the case may be, represented and voted at such meeting cast on a poll. If at any such meeting the holders of a majority of the outstanding Second Preferred Shares or series, as the case may be, are not present or represented by proxy within half an hour after the time appointed for the meeting then the meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairman and at least ten days notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of Second Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of the holders of not less than 66 2/3 per cent of the Second Preferred Shares represented and voted at such adjourned meeting cast on a poll shall constitute the sanction of the holders of Second Preferred Shares or series referred to in this section 13. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such original or adjourned meeting every holder of Second Preferred Shares shall be entitled to one vote in respect of each Second Preferred Share held.